As filed with the Securities and Exchange Commission on October 25, 1999

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

INTERNET VENTURES, INC.

(Exact name of registrant as specified in its charter)

California	7370	36-067784
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

1611 S. Catalina Ave., Suite 320, Redondo Beach, California 90277 (310) 543-4937
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

DONALD A. JANKE
INTERNET VENTURES, INC.
1611 South Catalina Avenue, Suite 320
Redondo Beach, California 90277, (310) 543-4937
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

CHRISTOPHER MATERN
2131 N. Larrabee,
Suite 6103
Chicago, IL 60614
(773) 281-7988

PERRY J. SHWACHMAN
DAVID J. KAUFMAN
Katten Muchin & Zavis
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Price Per Share(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $.01 par value	500,000	$22.00	$11,000,000	$3,058

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED OCTOBER 25, 1999

PROSPECTUS

500,000 Shares

Common Stock
$ per share

We are offering 500,000 shares of our common stock.

The Offering:

- This is our initial registered public offering and our common stock is not currently listed on an exchange or authorized for quotation on Nasdaq.
- We anticipate the price range to be between $18 and $22 per share.
- All of the 500,000 shares will be offered and sold by the officers of our company or will be offered and sold through registered brokers on a best efforts basis.
- There is no minimum number of shares required to be purchased in this offering, and no subscription payments will be deposited into an escrow account. We reserve the right to reject any offer to purchase shares in whole or in part. See ''Plan of Distribution.''
- This offering will be terminated upon the earlier of the sale of all 500,000 shares offered or the date on which our board of directors decides to close this offering.

	Per Share	Total if all 500,000 shares are sold
Public Offering Price	$	$
Discounts and Commissions	$	$
Proceeds to us	$	$

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

We estimate that expenses related to the offering and commissions to brokers and finders' fees to finders will amount to approximately $1,040,000 if all 500,000 shares are sold at $20 per share. We will not pay commissions in connection with sales of shares by our officers or employees.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 1999.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

[INSIDE FRONT COVER]

PeRKInet® and Internet Ventures® are our registered trademarks. This prospectus also contains other trademarks and tradenames of Internet Ventures, Inc. and other companies.

Notes to Readers of this Prospectus

You should keep in mind the following points as you read this prospectus:

- Except where we indicate differently, the information in this prospectus assumes that no one will exercise any outstanding option or warrant.
- This prospectus contains statistical data regarding the use of the Internet and Internet service providers. We have taken these data from published information on these subject matters. However, these data are by their nature imprecise. Therefore, we caution you not to rely only on these data.

Table of Contents

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where our offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until   , 1999, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors and our financial statements.

Our Company

We provide dial-up and broadband Internet access and other Internet services to approximately 30,000 customers in small- to medium-sized communities in the western United States. Dial-up Internet access provides data over a single telecommunication line. Broadband Internet access provides multiple streams of data over a communication medium and is a form of high-speed Internet access. Our objective is to become a dominant Internet communications provider in communities with populations under 500,000. Based on our experience in these markets and our knowledge of the industry, we believe that a committed local presence in a community will assist in establishing a strong customer base, providing us with an advantage over our larger competitors.

It is widely recognized that the evolution of the Internet industry will have enormous implications for the way individuals communicate, work, learn, and entertain themselves. In 1998, there were 113 million Internet users in the U.S. This number is expected to increase to 248 million by the year 2002. Internet users want fast, reliable Internet access.

We provide Internet services including:

- dial-up and broadband Internet access
- local web hosting, advertising and storage of high-quality streaming media
- systems integration and network design services

In response to perceived market interest in low-priced, high-speed Internet access, we offer a broadband Internet service under the brand name PeRKInet®. Unlike other competing high-speed Internet access technologies, which require substantial capital improvements, the PeRKInet® solution uses existing cable TV and telephone technologies to offer customers the ability to connect to the Internet more than four times faster than conventional 56K modems. However, we currently provide the PeRKInet® service only to a limited number of subscribers in five of the nineteen communities in which we operate.

We incorporated in California on September 19, 1995. Our principal office is located at 1611 South Catalina Avenue, Suite 320, Redondo Beach, California 90277 and our telephone number is (310) 543-4937. Our web site is located at www.ivn.net. The information on our website is not incorporated by reference into this prospectus.

Our Strategy

The key elements of our strategy for becoming a leading Internet service provider include the following:

- Acquire existing Internet service providers in our target markets
- Become a dominant provider of Internet services in our target markets
- Launch our PeRKInet® broadband Internet service in our target markets

The Offering

Common stock offered	500,000 shares
Common stock outstanding prior to this offering, as of September 15, 1999	7,644,038 shares
Use of Proceeds	• To finance acquisitions of Internet service providers within our target markets • To purchase broadband access equipment to launch PeRKInet® in additional markets • To expand network infrastructure and customer support operations for PeRKInet® technology • To expand our sales and marketing to potential new subscribers • To provide working capital for continued operations

The number of shares of our common stock outstanding prior to this offering is based on the number of shares of common stock outstanding as of September 15, 1999 and excludes the following:

- 199,330 shares of common stock issuable upon the exercise of warrants then outstanding at a weighted average exercise price of $5.39 per share;
- 1,107,471 shares of common stock issuable upon the exercise of stock options then outstanding at a weighted average exercise price of $3.39 per share;
- 125,579 shares of common stock issuable upon conversion of our then outstanding 12% convertible debentures;
- 68,182 shares of common stock issuable upon conversion of a then outstanding convertible note, in addition to our 12% convertible debentures; and
- 635,757 shares of common stock then available for future grants under our stock option plans.

Summary Financial Information
(Dollars in thousands, except share, per share and other data)

	Fiscal Year Ended March 31,			Three Months Ended June 30,	
	1997	1998	1999	1998	1999
Statement of Operations Data:					
Revenues	$ 1,365	$ 2,755	$ 4,370	$ 970	$ 1,521
Cost of revenues	1,765	3,304	4,252	932	1,327
Expenses	869	2,353	3,319	486	1,079
Net loss	(1,270)	(2,902)	(3,201)	(448)	(884)
Net loss per share basic and diluted	(.27)	(.54)	(.51)	(.08)	(.12)
Weighted average shares outstanding used in basic and diluted calculation	3,968,277	5,311,624	6,268,217	5,780,921	7,081,254
Balance Sheet Data:					
Total assets	$ 2,021	$ 2,913	$ 3,898	$ 2,763	$ 4,229
Total liabilities	1,457	3,055	2,994	1,583	2,752
Total stockholders' equity (deficit)	564	(142)	904	1,180	1,477
Working capital (deficit)	(751)	(2,146)	(1,820)	(675)	(880)
Other Data:					
Number of dial-up subscribers at period end	4,893	12,193	25,733	13,150	28,604
Number of PERKInet® subscribers at period end	5	965	1,540	1,100	1,642(1)
Total number of subscribers at period end	4,898	13,158	27,273	14,250	30,246
Total number of communities served	8	12	19	12	19

(1) Includes service to 900 dormitory rooms pursuant to a contract between our subsidiary, Internet On-Ramp, Inc., Eastern Washington University and Davis Communications, Inc., which is the subject of litigation. For a description of the litigation, see ''Legal Proceedings—Davis Litigation.''

RISK FACTORS

You should carefully consider the risks and uncertainties described below, and all of the other information included in this prospectus, before you decide whether to purchase shares of our common stock.

Risks Related to Our Business

During our limited operating history, we have incurred losses and expect to continue operating with net losses as we expand our business in the future.

We incurred net losses of approximately $8.4 million from inception in September 1995 through June 30, 1999, and therefore have accumulated an earnings deficit, as well as negative working capital. We expect to continue incurring net losses as we continue expending substantial resources on sales, marketing and administration, and the development of PeRKInet®, our broadband Internet-over-cable access service. In addition, we currently intend to substantially increase our capital expenditures and operating expenses in order to expand our network to support additional expected subscribers in existing and future markets and to market and provide our services to a growing number of potential subscribers. In addition, we plan to continue growing through acquisitions. As a result, we expect to incur additional substantial operating and net losses for the foreseeable future, and accordingly expect our earnings deficit to increase.

Our limited operating history makes it difficult to predict whether our business plan will be successful.

We began offering our services in September 1995. We compete in the relatively new markets for Internet services. Thus, you should evaluate our chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business in a relatively new and unproven market, many of which may be beyond our control. Some of the risks that we face are described in the following paragraphs. Our failure to address these risks could have a material adverse effect on our business, results of operations and financial condition.

If we are not able to access the cable systems to launch our PeRKInet® service in our target markets, a significant source of our future revenue and earnings growth will be limited.

A key element in our growth strategy is launching our PeRKInet® service in our target markets. Our ability to launch our PeRKInet® technology depends on our ability to gain access to cable systems. This requires either establishing a voluntary carriage relationship with a cable operator in our target markets or gaining access to the cable operator's system by virtue of the law, including the leased access provisions of the Communications Act of 1934, as amended. We have carriage agreements in five of the nineteen communities which we serve, but have encountered difficulty in our efforts to create revenue sharing partnerships with cable systems serving additional target markets. To gain cable access, we filed a petition with the FCC requesting that it rule that Internet service providers are entitled to commercial leased access over cable systems. We devote a substantial amount of our resources to the pursuit of leased access. We cannot be certain that we will obtain a favorable determination from the FCC that our PeRKInet® service falls within the scope of the leased access provisions. In addition, the FCC is not required to rule within a specified period of time on our petition. A ruling might not come for several years during which time new technology could become available to make the issue moot. Even if the FCC rules in our favor, it is likely that the cable industry will appeal the ruling. A final judicial decision could take several years, and again, new technology could become available to make the issue moot. It is also not clear what a favorable determination would mean for Internet service providers. In addition to the access we desire, it could open us up to additional regulation by both federal and state authorities. Also, our promotion of leased access may have alienated some cable operators, which might make it difficult for us to negotiate carriage agreements with cable operators to introduce PeRKInet®. If we have difficulty gaining access to cable systems, through either leased access or negotiated agreements with cable operators, it will have a material adverse effect on the growth of our company.

If the price of our common stock declines, it is possible that the purchasers of our 12% convertible debentures could pursue rescission claims against us.

Prior to the initial filing of the registration statement to which this prospectus relates, we sold unregistered units of securities consisting of 12% convertible debentures due 2001 and shares of our common stock pursuant to Regulation D under the Securities Act. The aggregate purchase price for the units was $5,448,685. Although an offering and sale of securities under Regulation D constitutes a valid exemption from registration under the Securities Act, we cannot be certain that the offering of our 12% convertible debentures satisfied all of the requirements of Regulation D. If we failed to satisfy all of the requirements to qualify the offering as exempt from registration, each of the purchasers of our 12% convertible debentures may have the right to require that we repurchase the 12% convertible debentures and the shares of our common stock issued in connection with the Regulation D offering at a price equal to the consideration originally paid, or a cash equivalent, plus interest to the date of the purchase. In addition, we may be subject to federal rescission claims brought by the SEC. Any liability which we may have as a result of such rescission claim would have a material adverse effect on our financial condition, and we may not be able to satisfy any rescission claims without raising further capital or reaching some other negotiated accommodation with the purchasers of our 12% convertible debentures. If any rescission claims are made, it could have the effect of delaying or postponing this offering. The proceeds of this offering could be used to satisfy any rescission claims. The Division of Securities of the Ohio Department of Commerce has requested further information about our convertible debenture offering. Additional details about this inquiry are described in the Legal Proceedings section of this prospectus under the caption ''Ohio Securities Inquiry.''

We have received a going concern opinion from our auditors, which may impair the execution of our business strategy.

Our independent auditors have included in their audit reports of and for the fiscal years ended March 31, 1998 and 1999 that they are concerned with our ability to continue as a going concern. Through June 30, 1999, we have generated only limited revenues and have incurred losses. There can be no assurance that we will be able to implement successfully our business strategy or achieve significant revenues or profitable operations. These factors raise substantial doubt about our ability to continue as a going concern. There can be no assurance that our business strategy, if fully executed, will enable us to continue as a going concern.

We may not achieve or sustain profitability or positive cash flow from our operations if demand for our dial-up and PeRKInet® services does not materialize.

We cannot predict whether our dial-up service or our PeRKInet® service will achieve broad market acceptance at the prices we expect to charge. If pricing levels are not achieved or sustained, or if our PeRKInet® services do not achieve or sustain broad market acceptance, our business, operating results and financial condition will be materially adversely affected.

We may not be able to retain our subscribers at our current pricing levels.

Because our sales, marketing and other costs of acquiring new subscribers are substantial relative to the monthly fees derived from these subscribers, we believe that our long-term success depends largely on our ability to retain our existing subscribers, while continuing to attract new subscribers. We continue to invest significant resources in our technical support capabilities to provide high levels of customer service. We cannot be certain that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of which offer many free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors' services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors adversely affect our subscriber retention rates. Any decline in subscriber retention rates could have a material adverse effect on our business, financial condition and operating results.

We do not have exclusive rights to the equipment or technology used in connection with our PeRKInet® service; we may not be able to protect the intellectual property rights that we do hold against infringement.

Our success depends, in part, on our ability to provide a service not offered by other Internet service providers. However, we do not have an exclusive right to the equipment used to launch our PeRKInet® service. We expect our competitors to offer services similar to our PeRKInet® service. This competition may make it difficult to retain subscribers at price levels sufficient to become profitable.

In addition, our ability to provide a service not offered by other Internet service providers requires that we preserve our trade secrets and other proprietary rights. Our inability to preserve our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

If competition continues to increase, we could experience reductions in profitability and revenue growth.

The Internet services market in which we operate is extremely competitive and highly fragmented. There are no substantial barriers to entry, and we expect competition in this market to intensify in the future. Our current and prospective competitors include many large companies that have substantially greater financial, technical, marketing and other resources than our company. We compete (or expect to compete in the future) directly or indirectly with the following categories of companies:

- national and regional Internet service providers such as Earthlink Networks, Inc., MindSpring Enterprises, Inc., Rocky Mountain Internet, Inc., At Home Corporation, RoadRunner and PSInet Inc.;
- established online service providers such as America Online, Inc., Prodigy, Inc., Microsoft Network and WebTV Networks Inc.;
- computer software and technology companies such as Microsoft Corporation;
- national telecommunications (long distance inter-exchange carriers) companies such as AT&T Corp., Sprint Corporation and MCI WorldCom, Inc.;
- regional Bell operating companies;
- cable operators such as Comcast Corporation, TeleCommunication, Inc. (which has been acquired by AT&T), MediaOne Group, Adelphia Communications Corporation and Time Warner, Inc.; and
- content aggregators such as America Online, CompuServe, Excite@Home, Microsoft and Yahoo!, Inc.

Many of our competitors offer (or may soon offer) technologies that compete with some or all of our products and services. These technologies may have the ability to provide higher speed, more reliable Internet access than our PeRKInet® service. As high-speed Internet access becomes more prevalent, we may have difficulty retaining or attracting new subscribers. This increase in competition for subscribers could cause reductions in our operating results and revenue growth.

In addition, the Telecommunications Act contains certain provisions that lift, or establish procedures for lifting, certain restrictions relating to the ability of the regional Bell operating companies to engage directly in the Internet access business. The Telecommunications Act also makes it easier for national long distance carriers such as AT&T to offer local telephone service and allows regional Bell operating companies to provide electronic publishing of information and databases. Competition from these companies could have a material adverse effect on our business.

If our competitors offer free Internet access, we may be forced to alter our business plan.

An evolving trend among Internet service providers is to offer free Internet access to subscribers rather than charging a monthly service fee. National and regional Internet service providers, like NetZero, have offered access to the Internet at no initial or monthly cost to the subscriber. To date no such model or

competitor has emerged offering free broadband access to the Internet. These companies expect to derive niche markets of customers based upon targeted web-advertising revenue streams. Such competitors may derive adequate revenue streams from these new customer lists to sustain an operating Internet service provider business and increase competition in our markets. If these companies are successful at increasing the number of their subscribers, our subscriber base may decrease causing us to lose monthly revenue. If free Internet access becomes a dominant trend in our industry, we may suffer competitively. If competition forces us to offer free Internet access, we cannot guarantee that we will be able to generate enough revenue from advertising to sustain our growth or become profitable.

We may not compete effectively with other Internet service providers that have more resources and experience than us.

Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face will not materially adversely affect our business, operating results or financial condition. Further, as a strategic response to changes in the competitive environment, we may make certain pricing, service or marketing decisions or enter into acquisitions or new ventures that could have a material adverse effect on our business, operating results or financial condition.

If our third-party suppliers and local telecommunications companies discontinue doing business with us, we may be unable to find adequate replacements.

We rely on local telephone, cable television, wireless/microwave and other companies to provide data communications capacity via cable television lines, wireless microwave signals, local telecommunications lines and leased long distance lines. We are subject to potential disruptions in these cable, microwave and telecommunications services and may have no means of replacing these services, on a timely basis or at all, in the event of a disruption. Any of these disruptions could have a material adverse effect on our business, operating results and financial condition.

In addition, we are dependent on certain third-party suppliers including Cisco Systems, Inc., Lucent Technologies, Inc. and Hybrid Networks, Inc., for hardware components. Certain components used in providing our network services are currently acquired from limited sources. We also depend on third-party software vendors including Netscape Communications Corp. and Microsoft Corporation to provide us with much of our Internet software. Failure of our suppliers to provide components and products in the quantities, at the quality levels or at the time required by us, or an inability by us to develop alternative sources of supply if required, could materially adversely affect our ability to effectively support our customer base in a timely manner and increase costs of expansion.

Our suppliers and cable, wireless/microwave and telecommunications carriers also sell or lease services and products to our competitors, and some of these carriers are, and in the future others may become, our competitors. There can be no assurance that our suppliers and telecommunications carriers will not enter into exclusive arrangements with our competitors or otherwise stop selling or leasing their services or products to us, which could have a material adverse effect on our business, operating results and financial condition.

We may have difficulty obtaining additional financing as needed, which could limit our growth.

Any additional equity financing may be dilutive to our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. We will need additional financing to expand, and if we cannot obtain additional financing as needed, we may be required to reduce the scope of our operations or our anticipated expansion, which could have a material adverse effect on our business, operating results and financial condition.

Our capital requirements depend on the following factors:

- the rate of market acceptance of our services;
- our ability to maintain and expand our customer base;
- the rate of expansion of our network infrastructure;
- the level of resources required to expand our marketing and sales organization;
- information systems and research and development activities;
- the pricing and timing of acquisitions; and
- the availability of hardware and software provided by third-party vendors and other factors.

If these capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. We have no commitments for any additional financing, and there can be no assurance that these commitments can be obtained on favorable terms, if at all.

Our planned aggressive growth will strain our resources and could impair the quality and reliability of our service.

We have expanded our operations since inception and intend to continue to expand our operations aggressively to pursue existing and potential market opportunities. This rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. In particular, our expansion into additional markets will require implementation of marketing efforts in new locations, as well as the employment of qualified technical, marketing and customer support personnel in these locations.

In order to manage our growth, we must improve our operational systems, procedures and controls on a timely basis. If the demands placed on our resources by a growing subscriber base outpace our growth and operating plans, the quality and reliability of our service may decline and our relationships with our customers may be harmed as a result.

We may encounter problems associated with acquisitions, joint ventures and strategic relationships.

Our future growth depends in part on our ability to acquire and successfully integrate Internet service providers in our target markets. Although we are actively pursuing acquisition targets, there can be no assurance that we will successfully identify and acquire these companies on favorable terms. We may face increased competition for acquisition opportunities, which may inhibit our ability to consummate suitable acquisitions and increase the costs of completing acquisitions. In addition, acquisitions involve substantial risks, which include:

- the diversion of management’s attention;
- the assimilation of the operations and personnel of the acquired companies;
- the potential disruption of our ongoing business;
- the inability of management to maximize our financial and strategic position by the successful incorporation of acquired technologies and rights into our service offerings;
- the maintenance of uniform standards, controls, procedures and policies; and
- the impairment of relationships with employees and customers as a result of changes in management.

There is no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our acquisitions.

If we were to proceed with one or more significant acquisitions in which the consideration consists of cash, a substantial portion of our available cash could be used to consummate the acquisitions and strategic

relationships. If we were to consummate one or more significant acquisitions in which the consideration consists of stock, our shareholders could experience significant dilution of their ownership of our stock. Further, many business acquisitions must be accounted for as a purchase. Most of the businesses that may become attractive acquisition candidates are likely to have significant goodwill and intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in additional goodwill charges. If we consummate additional acquisitions in the future that must be accounted for as purchases, these acquisitions would likely increase our goodwill amortization expenses and increase net losses.

Disruptions of our services due to system failure could result in subscriber cancellations.

Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems and the Internet. As we expand our operations and data traffic grows, the stress on our hardware and traffic management systems will increase. In addition, our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins and similar events. The occurrence of a natural disaster, the failure of one of our systems or the occurrence of other unanticipated problems could cause interruptions in our services. Extensive or multiple interruptions in providing customers with Internet access are a primary reason for customer decisions to cancel the use of access services. Accordingly, any system failure that causes interruptions in our operations could have a material adverse effect on our business, results of operations and financial condition. We do not presently have a formal disaster recovery plan and do not carry business interruption insurance to compensate us for losses that may occur.

Our business could be harmed by Internet security breaches.

Our networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers, including us, have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized access could also potentially jeopardize the security of confidential information stored in our computer systems, which may result in liability to our subscribers and also may deter potential subscribers. Current security measures have been circumvented in the past, and there can be no assurance that measures implemented by us will not be circumvented in the future. Moreover, we have no control over the security measures of local cable operators through whom we offer our PeRKInet® service. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessations of service to our subscribers, which could result in subscriber cancellations which may have a material adverse effect on our business, operating results and financial condition.

Our computer systems or those of third parties on which we depend could fail due to Year 2000 problems, impairing our ability to conduct business.

Because many computer systems were not designed to handle dates beyond the year 1999, computer hardware and software may need to be modified prior to the year 2000 in order to remain functional. Due to our dependence on computer technology to conduct our business, the ''Year 2000'' issue could adversely affect our business, financial condition and operating results in the following ways:

- Any failure by one or more of our Internet service provider subsidiaries will make it difficult for our customers to dial up and access the Internet, which will have a material adverse effect on our operating results and financial condition.
- The failure of the systems of our content providers or the systems operated by other parties upon which we depend due to Year 2000 problems could interfere with our ability to provide Internet services to our subscribers.
- Uncertainty about the Year 2000 problem generally may cause subscribers to reduce the level of their Internet activity temporarily as they assess the effectiveness of our Year 2000 compliance efforts. As a result, we may experience a downturn in activity for a period of time before and after January 1, 2000.

- Any significant Year 2000 problems which result in interruption of service to our Internet customers could cause our users to consider seeking alternate providers of Internet access, which could result in a material adverse effect on our operating results and financial condition.

Loss of services of key management personnel could adversely affect our business.

We are highly dependent on the technical and managerial skills of our key employees, including technical, sales, marketing, information systems, financial and executive personnel, and on its ability to identify, hire and retain additional personnel. Competition for key personnel, particularly persons having technical expertise, is intense, and there can be no assurance that we will be able to retain existing personnel or to identify or hire additional personnel. In particular, we are highly dependent on the continued services of Donald A. Janke, our President.

We do not maintain key man life insurance on any of our employees; and any of our employees may voluntarily terminate their employment at any time. We do not have employment agreements or non-competition agreements with any member of senior management. Our inability to attract, hire or retain the necessary technical, sales, marketing, information systems, financial and executive personnel, or the loss of the services of any member of our senior management team, could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Industry

If Internet usage does not continue to grow, our business plan will not be viable.

Market acceptance of our services is substantially dependent upon the adoption of the Internet for commerce, entertainment and communications. We cannot be certain that Internet usage will continue to grow as it has in the past. Critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use, especially in the business and consumer markets we target. Despite growing interest in the commercial possibilities for the Internet, many businesses and consumers have been deterred from purchasing Internet access services for a number of reasons, including:

- inconsistent quality of service;
- lack of availability of a cost-effective, high-speed service;
- a limited number of local access points for corporate users;
- inability to integrate business applications on the Internet;
- the need to deal with multiple and frequently incompatible vendors;
- inadequate protections of the confidentiality of stored data and information moving across the Internet; and
- a lack of tools to simplify Internet access and use.

The adoption of the Internet for commerce and communications, particularly by those individuals and enterprises that have historically relied upon alternative means of commerce and communication, generally requires an understanding and acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of conducting commerce and exchanging information, or in relationships with other Internet service providers, may be slow to adopt a new strategy that may make their existing personnel, infrastructure and Internet service provider relationships obsolete. If the use of the Internet does not continue to grow, or evolves in a way that we cannot address, our business, operating results and financial condition may be materially adversely affected.

If we do not adapt to technology trends and evolving industry standards, we will not remain competitive or become profitable.

The market for Internet access is characterized by rapidly changing technology, evolving industry standards, changes in subscriber needs, and frequent new service and product introductions. Our future success

will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, and to enhance existing services and develop new services to meet changing subscriber needs on a timely and cost-effective basis. There can be no assurance that we will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis or that new technologies or enhancements will achieve market acceptance.

We believe that our ability to compete successfully also depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, there can be no assurance that industry standards will be established or, if they become established, that we will be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. In addition, there can be no assurance that services or technologies developed by others will not render our services or technology uncompetitive or obsolete.

Our business strategy depends on the development of high-quality multimedia by our content providers and our ability to make it useful to subscribers.

One component of our strategy is to provide a more compelling interactive experience to Internet users than is currently available from some dial-up Internet service providers and online service providers. We believe that, in addition to providing broadband, high-performance Internet access, we must also promote the development of high-quality local multimedia content. Our success in providing this content depends on the ability of content providers to create and support high-quality multimedia content and our ability to aggregate content offerings in a manner that subscribers find useful and compelling. There can be no assurance that we will be successful in these endeavors. In addition, the market for high-quality multimedia Internet content has only recently begun to develop and is rapidly evolving, and there is significant competition among Internet service providers and online service providers for aggregating content. If the market fails to develop or develops more slowly than expected, or if competition increases, or if our content offerings do not achieve or sustain market acceptance, our business, operating results and financial condition will be materially adversely affected.

The law relating to the liability of Internet service providers is unsettled, which may subject us to claims of copyright and trademark infringement.

Because materials will be downloaded and redistributed by subscribers and cached or replicated by us in connection with the offering of our services, there is a potential that claims may be made against us under both United States and foreign law for negligence, copyright or trademark infringement, or other theories based on the nature and content of materials. These types of claims have been brought, sometimes successfully, against online service providers in the past. In particular, copyright and trademark laws are evolving both domestically and internationally, and there is uncertainty concerning how broadly the rights afforded under these laws will be applied to online environments. It is impossible for us to determine who all the potential rights holders may be with respect to all materials available through our services. The recently enacted federal Digital Millennium Copyright Act, which creates a safe harbor from copyright infringement liability for Internet service providers that meet certain statutory requirements, may provide us with protection from certain copyright infringement liability claims. However, a number of third parties have claimed that they hold patents covering various forms of online transactions or online technologies. Patent infringement claims relating to our services or technologies could be asserted against us.

The nature of our business could subject us to claims of defamation or transmission of obscene or indecent materials.

The law relating to liability of Internet service providers and online service providers for information carried on or disseminated over their networks is currently unsettled. A number of lawsuits have sought to impose liability for defamatory speech and indecent materials. In one case, a court held that an Internet service

provider could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. Other courts have held that Internet service providers and online service providers may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials. The Telecommunications Act prohibits and imposes criminal penalties and civil liability for using an interactive computer service for transmitting indecent or obscene communications, but appears to limit this liability to the user and protects Internet service providers as the provider of the access unless they play some larger part in the act. A number of states have adopted or are currently considering similar legislation and other legislation affecting Internet service provider liability for what its subscribers transmit or access has been or may be proposed by Congress. The anti-indecency provisions of the Telecommunications Act were declared unconstitutional by the United States District Courts for the Eastern District of Pennsylvania and the Southern District of New York, which have issued preliminary injunctions against their enforcement. Although the United States Supreme Court has upheld these decisions, its holding leaves open the possibility of the passage of federal or state laws which are narrower in scope but may still impose upon Internet service providers or online service providers potential liability for materials carried on, or disseminated through, their systems. This could require us to implement measures reducing exposure to this liability, which may require the expenditure of substantial resources or the discontinuation of certain product or service offerings.

If we are able to offer our PeRKInet® service on cable systems under the leased access provisions of the Telecommunications Act, we may be liable under the Telecommunications Act for transmission of obscene material that our PeRKInet® customers access from the Internet. This liability and the defense of these allegations may have a material adverse effect on us.

We operate in a highly regulated industry and may become subject to government regulation.

We provide Internet services, in part, through data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for wire line communications. We are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, in the future we could become subject to regulation by the FCC or other regulatory agencies as a provider of basic telecommunications services. A number of local telephone companies have asked the FCC to levy access charges on ''enhanced service providers,'' which may be deemed to include Internet service providers. Moreover, the public service commissions of certain states are exploring the adoption of regulations that might subject Internet service providers to state regulation.

In addition, a number of proposals have been made at the federal, state and local levels that could impose taxes on online commerce. The three-year tax moratorium preventing state and local governments from taxing internet access, taxing electronic commerce in multiple states and discriminating against electronic commerce is scheduled to expire on October 21, 2001. If the moratorium ends, state and local governments could impose these types of taxes or discriminate against electronic growth of online commerce and materially adversely affect our business.

Risks Related to the Offering

The absence of a prior active public market for our stock could impair your ability to sell our stock at a profit or at all.

Our common stock is not currently listed on an exchange or authorized for quotation on Nasdaq. It is unlikely that an active trading market will develop in the near term or that if developed, it will be sustained. In the event a regular trading market does not develop, any investment in our common stock would be highly illiquid. Accordingly, an investor in the shares may not be able to sell the shares readily.

We may apply for listing on the OTC Bulletin Board, but it is uncertain whether we will qualify for listing. In the event that we are listed there is no way to predict the market price for our common stock. The market price of our stock may have a material adverse effect on our ability to raise additional capital through either debt or equity.

6,683,448 million, or 82%, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering, we will have outstanding approximately 8,144,038 shares of common stock if all 500,000 shares are sold. The 500,000 shares we are selling in this offering may be resold in the public market immediately. In addition, 960,590 shares of common stock are freely tradeable, including shares sold by us pursuant to Regulation A under the Securities Act and other shares for which the restrictive legend was removed. The remaining 82%, or 6,683,448 shares, of our total outstanding shares will become available for resale in the public market between 90 and 365 days after the date of this prospectus due to requirements of federal securities laws.

As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

The offering price may not accurately reflect the value of our company.

The offering price per share of common stock in this offering was determined by us after considering factors such as our anticipated results of operations and current financial condition, estimates of our business potential and prospects, the experience of our management, the economics of the industry in general, the general condition of the equities market and other relevant factors. The offering price is not to be considered a representation that the common stock has a market value equal to the offering price or that they could be resold at that price. The offering price is substantially higher than the purchase price in recent sales of our common stock. In addition, the offering price may bear no relationship to our actual value.

Our stock is likely to be highly volatile.

We cannot predict the extent to which investor interest will lead to an active trading market in our stock or how liquid that market might become. The stock market has experienced price and volume fluctuations. In particular, the market prices of the securities of Internet-related companies have been especially volatile. In the past, companies that have experienced volatility in the market price have been the object of class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and diversion of our management's attention.

We will have broad discretion in using the proceeds of this offering.

Management will have discretion over the allocation of the net proceeds from the offering, as well as timing of the use of these funds. Consequently, investors will be relying on management's judgment with only limited information about its specific intentions for the use of the proceeds.

You will incur immediate dilution and will likely incur additional future dilution.

The offering price per share of the common stock offered is substantially higher than the tangible book value per share of the outstanding common stock. Investors purchasing shares in the offering will therefore incur immediate and substantial dilution, and existing shareholders will receive a material increase in the tangible book value per share of their shares of common stock. As of June 30, 1999, the immediate dilution to new investors would have been $18.82 per share, or 94%. In addition, investors purchasing shares of common stock in the offering may bear most of the risk of economic loss if we are not successful. Also, investors purchasing shares of common stock in the offering will incur additional dilution to the extent outstanding options, warrants and convertible debentures are exercised or converted.

Donald A. Janke, our President, owns a large percentage of our common stock and can influence matters requiring stockholder approval.

Upon completion of this offering, assuming all 500,000 shares offered are sold, and based upon the shares outstanding as of September 15, 1999, Donald A. Janke and our other executive officers and directors will together beneficially own 32.3% of our outstanding common stock. Accordingly, our officers and directors will have the ability to influence significantly the election of our directors and most other stockholder actions.

Any return on your investment in our stock will depend on your ability to sell our stock at a profit.

Some investors favor companies that pay dividends. We have never declared or paid any dividends. We anticipate that we will not declare dividends at any time in the foreseeable future. Instead, we will retain any earnings for use in our business. As a result, your return on an investment in our stock will likely depend on your ability to sell our stock at a profit.

Since this offering is being made on a best efforts basis, there can be no assurance that any or all of the shares will be sold.

The shares will be offered and sold on a best efforts basis. There is no minimum offering amount which is required to be sold before we may use the proceeds of the offering. Funds tendered by prospective purchasers will not be placed in escrow, but will be available for our use immediately upon acceptance, for the purposes identified and in the amounts as estimated in the table under ‘‘Use of Proceeds.’’ Lack of an escrow arrangement could cause some risk to the initial investors in the event that insufficient capital is raised in the offering. In addition, the offering could continue for a significant period of time yet the offering price will remain the same.

This prospectus contains forward-looking statements within the meaning of the federal securities laws that are based on the beliefs of, assumptions made by and information available to our management. Where possible we have used words such as “may,” “will,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “plan” and similar expressions to identify these forward-looking statements. Our actual results, performance or achievements in 1999 and beyond may differ materially from those expressed in, or implied by, these statements due to a number of factors, including the risks described above and the occurrence of events described elsewhere in this prospectus.

USE OF PROCEEDS

The total proceeds we receive from the sale of our stock in this offering will be $10,000,000 if the maximum number of shares are sold, assuming an offering price of $20 per share. The estimated offering expenses, the resulting amount of net proceeds and the use of the net proceeds for various levels are outlined below.

	$2,000,000	$4,000,000	$6,000,000	$8,000,000	$10,000,000
GROSS PROCEEDS:					
Less offering expenses (1)	$ (320,000)	$ (530,000)	$ (680,000)	$ (840,000)	$(1,040,000)
Net Proceeds	$1,680,000	$3,470,000	$5,320,000	$7,160,000	$ 8,960,000
USE OF PROCEEDS:					
• Repayment of trade accounts payable and notes payable	$ 210,000	$ 600,000	$ 620,000	$ 620,000	$ 620,000
• Purchase new PeRKInet® equipment (2)	$ 100,000	$ 300,000	$ 500,000	$ 700,000	$ 900,000
• Network operations and customer support regional center for PeRKInet® expansion (3)	$ 0	$ 150,000	$ 300,000	$ 450,000	$ 600,000
• Sales and marketing to potential new subscribers	$ 168,000	$ 172,000	$ 350,000	$ 350,000	$ 250,000
• Finance Internet service provider acquisitions within our target markets and establish new Internet service provider sites (4)	$ 656,000	$1,550,000	$2,510,000	$3,870,000	$ 5,300,000
• New employee salaries	$ 168,000	$ 170,000	$ 175,000	$ 200,000	$ 250,000
• New manager salaries	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
• Office rent and office overhead	$ 70,000	$ 70,000	$ 70,000	$ 70,000	$ 80,000
• Acquired subscriber prepaid float (5)	$ 70,000	$ 100,000	$ 150,000	$ 170,000	$ 180,000

(1) Includes legal fees, expenses related to web page design and maintenance, printing of offering statement, telephone systems, investor inquiries, and investor relations. Offering expenses also include an estimate of brokers commissions and finders fees which:

- Assumes that the first $2,000,000 of the offering will be sold only by our officers, without commissions being paid; and that the subsequent $2,000,000 increments may be sold by brokers or finders who will receive a 10% commission on sales made only by them, or by our officers without commissions.
- Assumes that if $4,000,000 is sold, $2,400,000 will be sold by us without commissions and $1,600,000 will be sold by brokers at a 10% commission.
- Assumes that if $6,000,000 is sold, $3,400,000 will be sold by us without commissions and $2,600,000 will be sold by brokers at a 10% commission.
- Assumes that if $8,000,000 is sold, $3,800,000 will be sold by us without commission and $4,200,000 will be sold by brokers at a 10% commission.
- Assumes that if $10,000,000 is sold, $3,800,000 will be sold by us without commission and $6,200,000 will be sold by brokers at a 10% commission.

(2) Cost of PeRKInet® equipment installation for one site, including 200 cable modems, is estimated at $100,000. Assumes one equipment installation if $2,000,000 is sold in the offering and two additional installations in each $2,000,000 increment sold in the offering.

(3) Cost of network operations and customer support center assumes initial base cost of equipment, staff and overhead is $100,000; and incremental costs per installation per year is $50,000; assumes one center if $4,000,000 is sold in the offering, and one additional center in each $2,000,000 increment sold in the offering.

(4) Assumes 40% of proceeds at an average total acquisition price per subscriber of three times revenue for a combination of cash, note, and stock if $2,000,000 is sold in the offering and 5% increments for each additional $2,000,000 sold in the offering.

(5) Assumes a portion of subscribers acquired through acquisition have prepaid their account which is taken as a deduction from the Internet service provider purchase price.

The table above describes our best estimate of our use of our net proceeds from this offering, based on our current plans and estimates of anticipated expenditures. However, at this time, we cannot precisely determine the exact cost, timing and amount of funds required for our specific uses. Our actual expenditures may vary from these estimates. We may find it necessary or advisable to reallocate the net proceeds within the uses outlined above or to use portions of the net proceeds for other purposes. Pending these uses, we intend to invest the net proceeds of the offering in short-term, investment grade, interest-bearing obligations.

Though we continuously evaluate potential acquisitions, we have no current agreement, commitment or understanding with respect to any material acquisition.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain any future earnings to develop and expand our business.

CAPITALIZATION

The table below shows our capitalization as of June 30, 1999. The "As Adjusted" column includes our issuance and sale of 500,000 shares of common stock at an assumed offering price of $20 per share, after deducting the estimated commissions, finders' fees and offering expenses payable by us.

	Capitalization as of June 30, 1999	
	Actual	**As Adjusted**
Stockholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized and none issued and outstanding, actual; none issued and outstanding, as adjusted	0	0
Common stock, $.01 par value, 30,000,000 shares authorized and 7,081,254 shares issued and outstanding, actual; 7,581,254 shares issued and outstanding, as adjusted	70,812	75,812
Additional paid-in capital	9,759,898	18,219,898
Accumulated deficit	(8,353,521)	(8,353,521)
Total stockholders' equity and capitalization	$ 1,477,189	$11,401,377

The number of issued and outstanding shares of our common stock as of June 30, 1999 excludes:

- 199,330 shares of common stock issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $5.39 per share;
- 1,038,900 shares of common stock issuable upon the exercise of then outstanding stock options at a weighted average exercise price of $3.26 per share;
- 60,071 shares of common stock issuable upon conversion of our then outstanding 12% convertible debentures;
- 68,182 shares of common stock issuable upon conversion of a then outstanding convertible note, in addition to our 12% convertible debentures; and
- 704,328 shares of common stock then available for future grants under our stock option plans.

DILUTION

As of June 30, 1999, we had negative net tangible book value of $147,540, or negative $0.02 per share of outstanding common stock. Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock. Dilution per share represents the difference between the price per share paid by the investors in this offering and the adjusted net tangible book value per share immediately after this offering.

After the sale of the 500,000 shares of common stock in this offering at an assumed offering price of $20 per share, and after deducting the estimated commissions, finders' fees and offering expenses payable by us, our as adjusted net tangible book value at June 30, 1999 would have been approximately $8,942,401, or $1.18 per share. This represents an immediate dilution of $18.82 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Per share offering price		$20.00
Net tangible book value per share as of June 30, 1999	$(0.02)	
Increase per share attributable to new investors	$ 1.20	
As adjusted net tangible book value per share after this offering		$ 1.18
Dilution per share to new investors in this offering		$18.82

The following table summarizes, on a pro forma basis, the number of shares purchased, the total consideration paid and the average price per share paid, based upon an initial registered public offering price of $20 per share.

	Shares Purchased		Total Consideration		Average Price Paid Per Share
	Number	Percent	Amount	Percent	
Existing shareholders	7,081,254	93%	$ 9,830,710	50%	$ 1.39
New public investors	500,000	7%	10,000,000	50%	$20.00
Total	7,581,254	100.0%	$19,830,710	100.0%	

These calculations do not give effect to, as of June 30, 1999:

- 199,330 shares of common stock issuable upon the exercise of then outstanding warrants at a weighted average exercise price of $5.39 per share;
- 1,038,900 shares of common stock issuable upon the exercise of then outstanding options at a weighted average exercise price of $3.26 per share;
- 66,071 shares of common stock issuable upon conversion of our then outstanding 12% convertible debentures;
- 68,182 shares of common stock issuable upon conversion of a then outstanding convertible note, in addition to our 12% convertible debentures; and
- 704,328 shares of common stock reserved for future grants under our stock option plans.

To the extent any of these securities are exercised or converted, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL DATA

In this section, we present our selected historical financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section are not intended to replace the financial statements. We derived the statement of operations data for the years ended March 31, 1997, 1998 and 1999, and the balance sheet data as of March 31, 1997, 1998 and 1999, from our audited consolidated financial statements in this prospectus. Those statements were audited by Stonefield Josephson, Inc., independent auditors. We derived the statement of operations data for the period from September 19, 1995, our inception, to March 31, 1996 and the balance sheet data as of March 31, 1996 from our unaudited consolidated financial statements. We derived the statement of operations data for the three months ended June 30, 1998 and 1999, and the balance sheet data as of June 30, 1998 and 1999, from our unaudited consolidated financial statements in this prospectus. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Operating results for the three months ended June 30, 1999 are not necessarily indicative of the results to be expected in the future.

	Period from September 19, 1995 (our inception) to March 31, 1996	Fiscal Year Ended March 31, 1997	1998	1999	Three Months Ended June 30, 1998	1999
	(Dollars in thousands, except share, per share and other data)					
Statement of Operations Data:						
Revenues:						
Recurring revenues	$ 219	$ 1,106	$ 2,438	$ 4,245	$ 876	$ 1,489
System/consulting revenues	123	227	317	124	92	32
Total revenues	342	1,365	2,755	4,370	970	1,521
Cost of revenues	379	1,765	3,304	4,252	932	1,327
Expenses:						
Selling, general and administrative	44	636	1,769	1,979	249	685
Depreciation	2	68	226	338	69	106
Amortization	12	165	325	802	137	245
Interest, net	—	—	33	201	32	43
Total expenses	58	869	2,353	3,319	486	1,079
Net loss	(95)	(1,270)	(2,902)	(3,201)	(448)	(884)
Net loss per share basic and diluted	(.04)	(.27)	(.54)	(.51)	(.08)	(.12)
Weighted average shares outstanding	2,319,866	3,968,277	5,311,624	6,268,217	5,780,912	7,081,254
Balance Sheet Data:						
Assets:						
Current assets	$ 64	$ 707	$ 878	$ 550	$ 883	$ 1,183
Property and equipment, net of accumulated depreciation	120	711	898	1,478	879	1,421
Goodwill, net of amortization	157	603	1,137	1,870	1,000	1,625
Other assets	71					
Total assets	412	2,021	2,913	3,898	2,763	4,229
Liabilities:						
Current liabilities	106	1,457	3,024	2,370	1,558	2,063
Notes payable	86	—	31	250	24	177
Capital lease obligations	—	—	—	20	—	17
Debentures payable	—	—	—	354	—	496
Total liabilities	192	1,457	3,055	2,994	1,583	2,752
Total stockholders' equity	220	564	(142)	904	1,180	1,477
Working capital (deficit)	(42)	(751)	(2,146)	(1,820)	(675)	(880)
Other Data:						
Number of dial-up subscribers at period end	1,333	4,893	12,193	25,733	13,150	28,604
Number of PeRKInet® subscribers at period end	0	5	965	1,540	1,100	1,642(1)
Total number of subscribers at period end	1,333	4,898	13,158	27,273	14,250	30,246
Total number of communities served	2	8	12	19	12	19

(1) Includes service to 900 dormitory rooms pursuant to a contract between our subsidiary, Internet On-Ramp, Inc., Eastern Washington University and Davis Communications, Inc., which is the subject of litigation. For a description of the litigation, see "Legal Proceedings—Davis Litigation."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion along with our financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under "Risk Factors." Our actual results, performance and achievements in fiscal year ended March 31, 2000 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements.

Overview

We are an Internet service provider focused on serving individuals and businesses in small- to medium-sized communities in the western United States. Since we began providing Internet access in September 1995, we have acquired 23 local Internet service providers in California, Colorado, Idaho, Oregon and Washington. Expanding the capacity of an acquired Internet service provider requires additional equipment infrastructure within the region, while expanding the customer base is a function of quality customer service, reliability and marketing. Increases in our number of subscribers will cause our revenues to increase but will also cause our costs of revenue, selling, general and administrative expenses, capital expenditures, and depreciation and amortization to increase. We do not capitalize and defer start-up expenses related to entering new markets.

Our results of operations are significantly affected by subscriber cancellations. Subscriber acquisition expenses and the administrative expenses of enrolling and assisting new subscribers are substantial, and are charged in the current period. The failure to attract and retain subscribers to our services, or an increase in the rate of subscriber cancellations, would have a material adverse effect on us.

We have experienced operating losses since our inception as a result of efforts to build our network infrastructure and internal staffing, develop our systems and expand into new markets. We expect to continue to focus on increasing our number of subscribers and geographic coverage. Since we have incurred net losses in each year of operation, we have had no tax liability. As of fiscal year ended March 31,1999, we had federal and state operating loss carry-forwards totaling approximately $7,469,000 that expire in various years through 2014.

Recent Events

Since June 30, 1999, the date of the most recent financial statements contained in this prospectus, there have been several significant events for our company. First, we completed two acquisitions of Internet service providers which expanded our presence in our existing markets. In July 1999, we acquired Extent, Inc. for aggregate consideration of $199,710, comprised of $66,670 in cash, a note in the principal amount of $16,670 and 15,510 shares of our common stock (valued at $116,370). In September 1999, we acquired Tomato Web Online for aggregate consideration of $299,500, comprised of $191,500 cash and the balance in notes. Second, in September 1999, we invested an aggregate of $660,000 in InnerCite Corp., consisting of $200,000 cash, a short term note in the principal amount of $150,000 and a 12% convertible debenture in the principal amount of $310,000. This investment gives us a 30% equity interest in this Internet service provider which operates in one of our existing markets. Third, we experienced a significant reduction in our number of PeRKInet® subscribers due to notice of the cancellation of our contract with Davis Communications, Inc. to supply our PeRKInet® broadband access to 900 dormitory rooms at Eastern Washington University in Spokane, Washington. See ''Legal Proceedings—Davis Litigation.''

Revenues

Our revenues are derived from:

- Internet access
- Local web hosting

- Advertising sales
- Storage of high-quality streaming media
- Systems integration and network design services

Internet access revenues are recurring revenues from dial-up and broadband access customers. Our customers typically prepay for their service. Internet access revenues are received under prepaid term plans pursuant to which subscribers prepay for longer terms at reduced monthly rates or under month-to-month plans. We historically have experienced better subscriber retention under prepaid term plans than under month-to-month plans. We recognize revenue related to prepaid fees over the period services are provided on a straight-line basis. Of our total Internet access customers at March 31, 1999, 94% were dial-up customers and 6% were PeRKInet® broadband customers. Our total average monthly recurring revenue is approximately $17.45 per month per customer. Our average monthly recurring revenue from broadband Internet customers is approximately $30 per month per customer. Internet access revenues represented approximately 96% of recurring revenues for the fiscal year ended March 31, 1999. Our dial-up and broadband Internet services also generate revenue through installation charges and equipment sales. Revenue from these services accounted for less than 10% of total revenues for the past two fiscal years.

Local web hosting, which entails maintenance of a customer's website, produces approximately $20,000 per month. We recognize this revenue when earned in the period service is provided. Local web hosting revenues represented approximately 4% of recurring revenues for the fiscal year ended March 31, 1999.

Advertising revenues, which are also recurring revenues, are generated through promotional and content partnerships and online advertising. An example is our agreement with the LookSmart, Ltd. Internet directory, a search engine website, which was implemented at all of our subsidiaries by August 1999. We receive $2.50 for every thousand viewers that visit a page containing a third party advertisement placed by LookSmart. Additionally, we are in the process of gathering content into a local portal to provide a vehicle for local advertising in each of our markets. An example is HumGuide℠, which provides a directory of business, government and informational websites for Humboldt County, California, as well as additional offerings such as regional news and movie listings. Advertising revenues are recognized when earned. While we expect increased revenues from advertising sales in the future, we expect that they will nonetheless represent less than 1% of total revenues in fiscal year ended March 31, 2000.

We also expect to derive recurring revenue from the storage of high-quality streaming media. Our PeRKInet® broadband access technology delivers access to more than 100 Internet-delivered television broadcast stations and other programming. It is too soon, however, to determine the impact of these revenue sources.

Systems integration and network design services revenue is generated from consulting services related to designing internal networks, assisting with the purchase and installation of network equipment, and establishing secure connections to the Internet. Pricing for consulting services varies significantly depending upon the hours required to complete a project. We recognize consulting revenues ratably over the period services are provided. For the fiscal year ended March 31, 1999, systems integration and network design services revenues accounted for 3% of total revenues. We perceive these consulting services as ancillary revenue generated during the normal course of providing our core monthly access services.

Significant Costs and Expenses

Our costs include:

- Cost of revenues
- Selling, general and administrative expenses
- Depreciation and amortization

Cost of revenues includes telecommunications costs, operating costs and sales and marketing costs. The two main components of telecommunications costs are local digital dial-up lines that connect customers to us and digital tail circuits that connect us to the Internet backbone providers. The Internet backbone refers to the traffic data connecting portion of a network. One local phone line is required for every ten customers at an average cost of $30 per month, or $3 per dial-up customer. A 1.544 Mbps backbone circuit to the Internet backbone provider can support 2,000 dial-up customers, as well as some content hosting and high-speed dedicated access, at an average cost of $2000 per month. Telecommunications costs accounted for approximately 32% of total cost of revenues for the fiscal year ended March 31, 1999.

Operating costs, another component of cost of revenues, include customer service and technical service, payroll and occupancy costs. Operating costs also include the carriage agreements we have with cable companies to provide our PeRKInet® broadband Internet service. Under these agreements we pay cable TV operators a carriage fee ranging between $3-8 per month per customer to use their cable TV system for data delivery. Operating costs accounted for approximately 62% of total cost of revenues for the fiscal year ended March 31, 1999 as compared to 70% in the fiscal year ended March 31, 1998. The improvement in fiscal 1999 was attributable to improved utilization of facilities and a reduction in our receivables collection costs.

Sales and marketing costs, also a component of our cost of revenues, consist of media and production and advertising costs. Significant levels of marketing activity may be necessary in order for us to increase our subscriber base in a given market to a size large enough to achieve profitability. The increases in marketing expense will have a negative impact on current earnings in that we do not defer or capitalize marketing costs. Sales and marketing costs accounted for approximately 6% of total cost of revenues for the fiscal year ended March 31, 1999.

Selling, general and administrative expenses relate primarily to corporate overhead, acquisition activities, legal and accounting. Selling, general and administrative expenses will increase over time as the scope of our operations increases, although we expect that these costs will be at least partially offset by anticipated increases in revenue attributable to subscriber growth. Selling, general and administrative expenses decreased to 45% of revenues in fiscal 1999 from 64% of fiscal 1998 revenues, and we expect further reduction to this percentage cost as the costs of administration and corporate overhead increase at a rate below our anticipated revenue growth.

Depreciation expense is a result of capital investments in data networking and related computer equipment required to provide Internet access services and from fixed assets acquired in acquisitions. Plant and equipment are depreciated over the useful life of the assets, typically five years. Amortization expense is the result of our acquisitions. When we acquire an Internet service provider, the excess of the purchase price over the value of net assets acquired is recorded as goodwill. We amortize goodwill over a three-year period as an expense to current operations.

Results of Operations of Operations

Quarter Ended June 30, 1999 Compared to Quarter Ended June 30, 1998

The following table sets forth, for the periods indicated, certain information relating to our company's operations, and the percentage change over the prior comparable period.

	Three Months Ended June 30, 1998	Change	Three Months Ended June 30, 1999
Total revenues	$ 969,614	57%	$1,521,229
Cost of revenues	931,770	42%	1,326,665
Gross profit	37,844	414%	194,564
Selling, general and administrative expenses	248,684	175%	684,674
Depreciation and amortization	205,413	71%	350,775
Interest expense	32,111	35%	43,416
Net loss	$(448,364)	97%	$ (884,301)

Revenues. Total revenues for the quarter ended June 30, 1999 rose 57% to $1,521,229 from $969,614 for the same period last year. The increase in revenues during the quarter ended June 30, 1999 reflects the growth in our number of subscribers attributable to four Internet service provider acquisitions, which accounted for 7,500 new subscribers, with the balance attributable to internal growth. Broadband subscriber revenues accounted for approximately 5% of total revenues, or $70,832, for the quarter ended June 30, 1999.

Cost of Revenues. In the quarter ended June 30, 1999, total cost of revenues increased to $1,326,665 from $931,770 for the quarter ended June 30, 1998, due to acquisitions of Internet service providers. Gross profit increased 414% to $194,564 for the quarter ended June 30, 1999 from $37,844 for the comparable period last year. This enabled the absorption of some corporate overhead, the increase of which was marginal compared to the appreciation in revenue, gross profit, and scope of operations.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to 45% of total revenues for the quarter ended June 30, 1999 versus 25% of total revenues for the quarter ended June 30, 1998. The increase is attributable to corporate activities including legal expenses related to our leased access filings with the FCC, accounting costs, and merger and acquisition costs expensed in the period.

Net Loss. A 71% increase in amortization and depreciation expenses in the quarter ended June 30, 1999 from the quarter ended June 30, 1998 contributed to an increase in net loss for the quarter ended June 30, 1999 as compared to the quarter ended June 30, 1998. The net loss for the quarter ended June 30, 1999 was $884,301 as compared to a loss of $448,364 in the quarter ended June 30, 1998.

Fiscal Year Ended March 31, 1999 Compared to Fiscal Year Ended March 31, 1998

The following table sets forth for the periods indicated, certain information relating to our company's operations, and the percentage change from the prior year.

	Fiscal Year Ended March 31, 1997	Change	Fiscal Year Ended March 31, 1998	Change	Fiscal Year Ended March 31, 1999
			(Dollars in thousands)		
Total revenues	$ 1,365	102%	$ 2,755	59%	$ 4,370
Cost of revenues	1,765	87%	3,304	29%	4,252
Gross profit (loss)	(400)	37%	(549)	(121%)	118
Selling, general and administrative expenses	636	178%	1,769	12%	1,979
Depreciation and amortization	233	136%	551	107%	1,139
Interest expense	N/A	N/A	33	509%	201
Net loss	$(1,270)	128%	$(2,902)	10%	$(3,201)

Revenues. Total revenues in the fiscal year ended March 31, 1999 increased 59% to $4,369,949 from $2,754,763 for the previous fiscal year. The increase is attributable to a 111% increase in dial-up customers and a 70% increase in PeRKInet® customers. This increase is also attributable to a 36% increase in customer density in existing markets, resulting from increases in our number of subscribers in our existing markets due to Internet service provider acquisitions in those markets. Four strategic Internet service provider acquisitions expanded operations in each of our regions and added over 7,300 dial-up subscribers to our company. Internal growth of existing systems and these acquisitions contributed to the revenue growth. Recurring revenues, primarily subscriber Internet access fees, accounted for 97% of our total revenues in fiscal year ended March 31, 1999 and 88% in fiscal year ended March 31, 1998. This increase is attributable to the reasons described below for the decrease in system consulting revenues. Through acquisitions and internal growth total customers increased 108% in fiscal year ended March 31, 1999 over fiscal 1998. System consulting revenues declined to 3% of total revenues in the fiscal year ended March 31, 1999 from 11% in the prior year, due to a decreased emphasis in consulting and a shift in a portion of system revenues, namely web hosting, to recurring revenues.

Cost of Revenues. In fiscal year ended March 31, 1999, total cost of revenues increased to $4,252,049 from $3,303,796 in fiscal year ended March 31, 1998, due to growth resulting from our Internet service provider acquisitions and the costs of providing services to our increased subscriber base. Gross profit for the fiscal year ended March 31, 1999 improved to $117,900 from negative $549,033 in the prior fiscal year, reflecting improved system density which enhances operating efficiencies, reducing delivery costs per subscriber.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from $1,769,322 for fiscal year ended March 31, 1998 to $1,978,872 for fiscal year ended March 31, 1999. The consolidation of certain corporate and administrative functions resulted in a decrease in the ratio of selling, general and administrative expenses to total revenues from 64% in fiscal 1998 to 45% in fiscal 1999.

Net Interest Expense. For fiscal year ended March 31 1999, net interest expense was $201,149 compared to $33,476 in the fiscal year ended March 31, 1998. The increase was a result of increased borrowings from acquisition activities and operating losses. A portion ($46,830) of the interest expensed in fiscal year 1999 was paid by the issuance of common stock.

Net Loss. The net loss for fiscal year ended March 31, 1999 increased 10%, principally due to increased amortization of goodwill and depreciation charges associated with acquisitions and capital expenditures. The net loss for fiscal year ended March 31, 1999 was $3,201,482, or $.51 per share, as compared to a net loss of $2,902,000, or $.54 per share, for fiscal year ended March 31, 1998.

Fiscal Year Ended March 31, 1998 Compared to Fiscal Year Ended March 31, 1997

Revenues. Total revenues for fiscal year ended March 31, 1998 increased 102% to $2,754,763 from $1,364,694 for fiscal year ended March 31, 1997. Revenues increased from the previous year due to the acquisition of four Internet service providers which expanded two of our four regions and added over 4,400 dial-up customers and a computer publication. Internal growth from existing regions accounted for another 3,800 new customers. Approximately 93% of our customers were dial-up and 7% were PeRKInet at fiscal year end March 31, 1998. Through acquisitions and internal growth total customers increased 168% in fiscal year 1998 over 1997.

Cost of Revenues. In fiscal year ended March 31, 1998, cost of revenues increased to $3,303,796 as compared to $1,764,971 for fiscal year ended March 31, 1997, due to our Internet service provider acquisitions and internal growth. The cost of revenues as a percentage of total revenues was 179% in fiscal 1998, compared to 129% in fiscal 1997. The building of infrastructure to accommodate growth for current and future periods caused the relative increase. Total cost of revenues grew 87% while revenues grew 102% in the fiscal year ended March 31, 1998 as compared to fiscal 1997.

Selling, General and Administrative Expenses. There was a significant increase in selling, general and administrative expenses in fiscal year ended March 31, 1998 to $1,769,322 as compared to $636,084 in fiscal year ended March 31, 1997, due to an increase in Internet service provider acquisitions, as discussed above. The ratio of selling, general and administrative expenses to total revenues increased from 46% in fiscal 1997 to 64% in fiscal 1998. The fiscal year ended March 31, 1998 amount represents the costs of assembling our management group, the majority of which is stock compensation and cash consulting fees. In addition, approximately 20% of the selling, general and administrative expenses for fiscal year ended March 31, 1998 is from marketing costs to establish us and our services in the industry. There was also a significant cost to establish the PeRKInet® concept and service. We hired additional marketing and administrative personnel, and a substantial portion of their compensation was in the form of stock, which we expensed as compensation.

Net Loss. Net loss for the fiscal year ended March 31, 1998 was $2,902,480 as compared to net loss of $1,269,620 for fiscal year ended March 31, 1997. The net loss increase was attributed to an expansion in corporate infrastructure to support projected growth, increases in amortization of goodwill from the acquisitions and depreciation expense associated with our capital spending program.

Liquidity and Capital Resources

Since inception we have financed our operations through a combination of private placements and an Regulation A public offering of common stock, issuances of convertible debentures in a private placement, and seller and lease financings. As of March 31, 1999, we had cash and cash equivalents of $207,590 and no material bank debt. We had a negative working capital position of $1,819,604 due in large part to $762,761 of current notes payable to sellers from acquisitions, and also due to the trade accounts and accrued expenses associated with the cost of producing revenues.

We have reported significant negative cash flows from operating activities in each quarterly and fiscal period to date. Net cash used in operating activities for the fiscal year ended March 31, 1999 was $2,272,477. This is primarily a result of a net loss of $3,201,482 reduced by non-cash charges for:

- depreciation charges of $337,785;
- amortization of goodwill of $570,820;
- securities issued for services of $220,924; and
- interest expense of $46,830 paid by issuance of our common stock.

An increase in accounts receivable of $60,185 and reduction in accounts payable of $155,386 impacted our cash used in operating activities.

Net cash used in investing activities was $1,150,521 in the fiscal year ended March 31, 1999. These funds were used for capital expenditures, including the purchase of property, equipment and improvements totaling $658,574 as part of our expansion. In addition, four acquisitions were completed in the fiscal year, financed with a combination of proceeds of our convertible debenture sales, issuances of common stock and seller financings.

Net cash provided by financing activities in the fiscal year ended March 31, 1999 was $3,469,024. Funding activities included $3,585,918 resulting from the issuance of common stock or conversion of our 12% convertible debentures, and $354,125 from the issuance of our 12% convertible debentures. Notes payable proceeds of $211,666 were net seller financings. Acquisitions in the 1999 fiscal year include:

- Frontier (DurangoNet), a stock purchase for aggregate consideration of $689,640, comprised of $224,000 cash, notes in the aggregate principal of $355,640 and 28,900 shares of common stock (valued at $159,000);
- Budget Internet (Oregon Wilderness Delivery Service), a stock purchase in the aggregate amount of $425,000, comprised of $50,000 cash and a convertible note in the principal amount of $375,000;
- Next Dimensions, an asset purchase in the aggregate amount of $180,000 comprised of $90,000 cash and a note in the principal amount of $90,000, which was repaid in May 1999.
- K-FallsNet (National Computer Solutions, Inc.), an asset purchase for $64,000 cash.

As of June 30, 1999, and as a result of additional sales of our 12% convertible debentures, cash and cash equivalents increased to $737,632 and we have no material bank debt. Net cash used for operating activities was $842,916 in the three month period ended June 30, 1999. This is primarily a result of a net loss of $884,301 reduced by non-cash charges for:

- depreciation charges of $92,949;
- amortization of goodwill of $245,175; and
- interest paid in the amount of $76,967 by issuance of our common stock.

An increase in accounts receivable of $39,620 and deferred interest of $116,997, coupled with a reduction in accrued expenses impacted our cash used in operations.

Net cash used for investing activities in the three month period ended June 30, 1999 was $67,673 for the purchase of equipment and other assets. Net cash provided by financing activities in the period was $1,440,631. Of this amount, $1,450,374 was provided by issuance of our common stock or conversions of our convertible debentures, and $141,408 was provided by issuance of our 12% convertible debentures.

We believe that the net proceeds from this offering, together with existing cash and cash equivalents, will be sufficient to meet the payment of notes payable from acquisitions, our operating expenses and capital requirements for at least the next twelve months. Capital expenditures over the next twelve months are estimated to be $400,000. After that twelve month period, if cash generated from operations is insufficient to satisfy our liquidity and capital expenditure requirements, we may need to raise additional funds through public or private financing, strategic relationships or other arrangements. In addition, our anticipated capital requirements during the next twelve months depend on numerous factors, including:

- the rate of market acceptance and pricing of our services,
- our ability to maintain and expand our customer base,
- the rate of expansion of our network infrastructure,
- the level of resources required to expand our market and sales organization,
- information systems and research and development activities,
- the pricing and timing of acquisitions, and
- the availability of hardware and software provided by third-party vendors and other factors.

For example, a favorable ruling by the FCC granting us leased access may enable us to offer broadband Internet access on a much larger scale. However, if we do not have sufficient working capital to take advantage of that opportunity, it could dramatically impact our ability to increase market share for our PeRKInet® broadband access service. The timing and amount of capital requirements cannot be accurately predicted. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.

While we have not had the financial strength to obtain significant credit lines to date, as the size and scope of our operations increase, we will attempt to establish working capital and acquisition facilities. However, there can be no assurance we will be successful in this effort. We operate with trade credit established locally by our operating subsidiaries. In establishing the PeRKInet® service, we negotiated a purchase contract with Hybrid Networks, Inc. to take delivery of $1 million in PeRKInet® equipment on extended payment terms. The equipment includes the cable headend hardware, as well as subscriber modems, which are to be sold or rented to the subscriber. Under the contract, we have a remaining balance of approximately $55,000, which is payable $27,000 per month until paid in full. The amount payable has been reclassified to accrued liabilities.

Year 2000 Readiness

The Year 2000 issue is the result of computer programs using a two-digit formula, as opposed to four digits, to indicate the year. These computer systems will be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors.

We have identified three major areas determined to be critical for successful Year 2000 compliance: (1) third party vendors of network services and equipment, (2) customer systems and the Internet, and (3) billing and management systems.

The vendors of the hardware and software used in our core systems, such as router and authentication servers, indicate that these products are Year 2000 compliant. In addition to receiving these vendor assurances, we are testing all types of core systems for operation with dates beyond January 1, 2000. Further, we are currently evaluating all internal phone and switching systems, and plan to resolve any issues prior to October 31, 1999.

However, any significant Year 2000 disruption of the network services or equipment provided to us by third-party vendors could cause customers to consider seeking alternate providers or cause an unmanageable burden on customer service and technical support, which in turn could materially adversely effect our results of operations, liquidity and financial condition. We are not presently aware of any vendor-related Year 2000 issue that is likely to result in this type of disruption.

Our customers maintain their Internet operations on commercially available operating systems, which may be impacted by Year 2000 complications. However, we do not expect customer Year 2000 problems to result in a significant number of cancellations. We depend on the continued operation of, and widespread access to, the Internet. To the extent that the normal operation of the Internet is disrupted by Year 2000, our results of operations, liquidity and financial condition could be materially adversely affected.

Additionally, we currently use several different billing and customer management systems, most of which were developed by the independent Internet service providers prior to being acquired by us. Year 2000 compliance of these systems is unknown. However, we have selected a standard billing and customer management application, Billmax, which is represented by its developer as Year 2000 compliant. All our operations will be converted to Billmax prior to December 31, 1999.

Our most reasonably likely worst case scenario related to Year 2000 would be for one or more of our network service providers to fail, thereby making it difficult for subscribers to dial up and access the Internet. However, where financially feasible, we have connected our facilities to the Internet redundantly, both in terms of backbone providers and in terms of local loop facilities. Should any of our Internet service providers be unable to provide subscribers with Internet access as a result of Year 2000, we believe our redundant network arrangements will adequately accommodate our dial-up access needs.

Total costs incurred in connection with our Year 2000 efforts have been and are expected to continue to be immaterial.

The estimates and conclusions included in this discussion contain forward-looking statements and are based on management's best estimates of future events. Our expectations about risks, future costs and the timely completion of any Year 2000 modifications may turn out to be incorrect and any variance from these expectations could cause actual results to differ materially from what has been discussed above. Factors that could influence risks, amount of future costs and the effective timing of remediation efforts include our success in identifying and correcting potential Year 2000 issues and the ability of third parties to appropriately address their Year 2000 issues.

Market Risk

We are exposed to the impact of interest rate changes, changes in market values of investments and credit risk.

Interest Rate Risk. Short-term investments at June 30, 1999 were $737,600. These investments consist of highly liquid securities which may be converted to cash with minimal risk. While the investments are subject to market interest rates, a hypothetical increase in interest rates by 10% would not cause a material decline in the value of the investments. To the extent we maintain cash in bank deposit accounts which, at times, may exceed federally insured limits, we would have market risk relating to those amounts.

To mitigate the impact of fluctuations in interest rates, we generally enter into fixed rate borrowing arrangements. We have no material market risk relating to our outstanding notes, convertible debentures and capital leases, which are all at fixed interest rates and thus are not sensitive to changes in the general level of interest rates. At present, we have no plans to enter into any hedging arrangement with respect to potential future borrowings.

Investment Risk. We have market equity investments in several privately-held companies for business and strategic purposes. These investments are subject to fluctuations in fair market value.

Credit Risk. We have credit risk consisting primarily of trade receivables. The concentration of credit risk is limited due to the large number of customers comprising our customer base.

BUSINESS

Overview

We provide dial-up and broadband Internet access and other Internet services to approximately 30,000 customers in small- to medium-sized communities in the western United States. Our objective is to become a dominant Internet communications provider in communities with populations under 500,000. Based on our experience in these markets and our knowledge of the industry, we believe that a committed local presence in a community will assist in establishing a strong customer base, providing us with an advantage over our larger competitors.

Our Internet services include:

- dial-up and broadband Internet access;
- local web hosting, advertising and storage of high-quality audio and video streaming media; and
- systems integration and network design services.

In response to perceived market interest in low-priced, high-speed Internet access, we offer a broadband Internet service under the brand name PeRKInet®. Unlike other competing high-speed Internet access technologies, which require substantial capital improvements, the PeRKInet® solution uses existing cable TV and telephone technologies to offer customers the ability to connect to the Internet at a minimum of 256Kbps, a speed that is more than four times faster than conventional 56Kbps modems.

We believe we offer the following competitive advantages:

- *Fast, Reliable Internet Access.* A recent survey conducted by Inter@ctive Week lists connection quality, network performance and network capacity as some of the most important factors for Internet users in selecting an Internet service provider. With our PeRKInet® service, we believe we will differentiate ourselves from our competitors in these important customer preferences.
- *Local Presence.* Our decentralized operation was modeled after the operating structures of the cable TV industry, and allows us to provide reliable and responsive customer service. We believe it is one of the reasons for our gains in market share in each of our current markets over competing national, centralized Internet service providers.
- *Use of Existing Technology.* By combining the capabilities of existing cable and telephone technologies, our PeRKInet® service delivers broadband Internet access without requiring substantial capital improvements.
- *Experienced Management Team.* We have assembled a skilled management team with experience in the data communications and cable TV industries.
- *Strategic Relationships.* We have developed and will continue developing relationships that help us differentiate our services, reduce marketing costs and expand revenue opportunities.

Industry Background

The Internet. The Internet is a collection of computer networks connecting millions of public and private computers around the world. In its formative stages, the Internet was used by government agencies and academic institutions to exchange information, publish research and communicate through electronic mail, or e-mail. A number of factors, including the proliferation of personal computers, the availability of user-friendly software and the wide accessibility of an increasingly robust network infrastructure, combined to allow users easy access to the Internet and, in turn, produced rapid growth in the number of Internet users.

The emergence of the graphic, multimedia environment of the Internet, or the Web, has resulted in the development of the Internet as a new mass communications medium. The ease and speed of publishing and distributing text, graphics, audio and video over the Internet has led to a tremendous increase in Internet-based services, including chat rooms, online magazines, news feeds, interactive games, online communities and a wealth of educational and entertainment information. In addition, by eliminating many of the costs involved in routine commercial transactions, such as simple banking services and retail purchases, the Internet has become a new medium for conducting business.

Growth of the Internet Access Market. The consumer online and Internet services industry has evolved since the mid-1990s to embrace both consumers and businesses. Industry sources call the Internet the fastest-growing mass market media in history, reaching 30 million users only five years after it was introduced. According to Worth magazine, 80 million people in the U.S. and nearly 200 million people worldwide use the Internet. These numbers are projected to double by 2002.

Residential users are a large portion of Internet consumers. As of May 1999, the Internet penetration rate of U.S. households was approximately 25%, according to industry data and is growing rapidly. Approximately one-third of U.S. households are projected to be online by the end of 1999, and that number is expected to increase to nearly two-thirds of households by the end of 2003. This growth is spurred by the increasing affordability of personal computers and by the Internet's ability to provide, more economically and efficiently, many of the functions historically provided by mail, telephone and television. The evolution of the Internet industry has had an enormous impact on the way individuals communicate, work, learn, and entertain themselves. According to general industry data, the Internet is now the number one use for home computers.

Industry research indicates that during 1998, approximately nine million U.S. households purchased $7.8 billion of goods and services over the Internet, and projects that by 2003, 40 million households will spend $108 billion for online goods and services. This represents a 69% compound annual growth rate between 1998 and 2003 for purchases made using the Internet.

Sources of Revenue. Revenue from Internet access is expected to grow dramatically in the United States over the next few years. Internet service providers generated an estimated $6.8 billion in access revenues in 1998, and that number should increase to approximately $15.3 billion by 2001. In addition, the retail Internet market is developing rapidly.

Internet Access. There were an estimated 28.2 million Internet-connected households by the end of 1998. An industry survey predicts that by the year 2005, there will more than 300 million Internet users.

Industry data predicts that business-to-business buying of products and services on the Internet will grow from $131.4 billion in 1999 to $1.55 trillion by 2003. In addition, intense competition for customers in the portal sector will result in portal companies making their sites more attractive for advertisers, resulting in an increase in Internet advertising revenues. Internet advertising spending will reach approximately $8 billion by 2002 according to eStats, a provider of online Internet statistics.

Cable TV operators are just beginning to offer broadband Internet access to their customers. Industry researchers estimate that cable operators in the U.S. and Canada will have more than 1.1 million cable modems installed as of August 1, 1999, with over 800,000 of those subscribers in the U.S. To be able to provide broadband Internet access to their customers, many cable TV operators may need to partner with or outsource to Internet companies that possess technical expertise in building and managing data networks, and providing customer service to personal computer and Internet users. Currently, the vast majority of TV cable can only transmit broadband data one way (to the customer's home). Thus, a telephone line connection from the home to the cable operator is required for the customer to send data over the Internet. We believe that the majority of cable TV operators will use this asymmetric solution to provide broadband data services to their customers.

Value-Added Services. In addition to offering a wide range of connectivity solutions for consumer and business applications, Internet communications companies will need to offer customers a variety of value-added solutions to take full advantage of the Internet's capabilities. The principal value-added services being offered today include web page hosting and design capabilities, Intranet integration, security and Internet commerce solutions and training services.

Limitations of Internet Architecture and Bandwidth. Currently, the potential of the Internet as a medium for communication, education, entertainment and commerce remains unfulfilled due to problems with its performance and reliability. The Internet's performance limitations stem from its basic architecture, which is

not optimized for distribution of data-intensive multimedia content. A key factor in whether the Internet fulfills its promise as a communications medium is the span of bandwidth available to transmit increasingly data-intensive material. Bandwidth refers to the capacity to carry data over a connection. However, limitations associated with any element in the system can result in performance bottlenecks that slow data transmission speed to that of the weakest link. For example, congestion occurs when the same data streams from popular web site servers to millions of individual users. In addition, dial-up users frequently encounter busy signals upon attempting to connect to their Internet service providers and cannot readily access quality multimedia content due to the slow speed of their modems. Because the Internet is an interconnection of independently operated networks, there is no single point of accountability or management to respond to performance problems or to ensure optimized Internet traffic routing, security or consistency of service. Therefore, no single Internet service provider can offer an end-to-end solution to Internet bottlenecks. These performance limitations frustrate and discourage users from fully using the Internet as a convenient and effective information tool, a compelling educational and entertainment resource, or a way to purchase goods and services.

Technologies to Increase Internet Bandwidth. Several new technologies attempt to address the performance problems of the Internet. While these technologies increase the transmission speed of data from the user to the phone company, they do not provide an end-to-end solution to the fundamental performance constraints of the Internet architecture.

- *Improved Modems.* In early 1997, dial-up modems offering peak data transmission speeds of 56Kbps were introduced for use with Internet service providers over existing telephone lines. However, we believe many Internet service providers do not yet support this maximum transmission speed. Further, we believe that the quality of local telephone lines deliver, on average, substantially less than the 56Kbps speed. We also believe that dial-up modems alone will not increase the speed of data transmission sufficiently.
- *Telecommunications-Based Technologies.* There are two types of telecommunications-based technologies available for Internet applications. First, Integrated Services Digital Network, or ISDN, technology uses telephone lines which are maintained at higher standards than those for normal telephone usage. These telephone lines enable peak data transmission speeds of 128Kbps between the user and the Internet service provider. Although ISDN technology has been available for several years, it has not been widely used due to its high cost. The second telecommunications-based technology is Asymmetric Digital Subscriber Line, or ADSL, originally developed to deliver video on demand. ADSL technology uses existing twisted-pair telephone lines to transmit multimedia and high-speed data. ADSL enables peak data transmission speeds of 8.4 Mbps downstream from the Internet service provider to the user and 640 Kbps upstream from the user to the Internet service provider. However, typical implementations of these two technologies result in data transmission speeds substantially lower than their peak capacity due to imperfect maintenance. Further, inherent technical deficiencies prevent it from serving users who are more than about three miles from the nearest central office, and it cannot be offered over some phone lines at all according to the Vermont Department of Public Service. Also, ADSL access is priced significantly higher than other access services and we do not expect it to be broadly available, and even less likely to be available in smaller markets, in the near term.
- *Wireless Technology.* Satellite-delivered approaches currently provide peak data transmission speeds of approximately 400Kbps downstream and rely on dial-up modems and the telephone network for upstream transmission. Due to the necessity of dividing a finite amount of satellite bandwidth among subscribers, these approaches can only service a finite number of customers in a geographic area. Other wireless offerings rely on ground-based radios instead of satellites. These offerings include multi-channel, multi-point distribution service (a one-way high-bandwidth digital broadcasting system), and local multi-point distribution service (a two-way high-bandwidth wireless digital broadcasting system). These offerings are not yet widely available, require unobstructed line-of-sight transmission paths and may require additional radio frequency spectrum allocations, an entirely new distribution infrastructure and new equipment (including specialized radio modems).

- *Cable Technology.* In recent years, cable system operators have been upgrading to hybrid fiber-coaxial cable to offer two-way data transmission and Internet connections using cable modems. However, we believe that the number of homes capable of two-way cable Internet access remains just a fraction of all homes passed by cable. Thus, a telephone line connection from the home to the cable operator is required for most customers using cable Internet access to send data over the Internet.

Our Strategy

We hope to be the dominant Internet service provider for both dial-up and broadband access in small- to medium-sized communities in the western United States. Our strategy focuses on the 65% of homes passed by cable that currently can only subscribe to a one-way cable data Internet service using a telephone line connection for the return path. We target small- to medium-sized communities in the western United States with populations under 500,000. Based on our knowledge of the industry and our experience in these markets, we believe there is less competition for Internet access in our target markets from national companies, which devote substantially more resources in marketing and providing service to larger metropolitan areas. Similarly, we believe that major cable operators are not focused on upgrading the systems to offer two-way data transmission in these markets.

Key elements of our strategy include:

- Acquire existing Internet service providers in our target markets
- Become the dominant provider of Internet service in our target markets
- Launch our PeRKInet® broadband Internet service

Acquire Existing Internet Service Providers. To gain initial presence within our target markets, we intend to acquire existing Internet service providers in the community. We focus on pursuing Internet service providers that have strong technical teams and superior customer service. We offer our acquisition targets the capital and expertise needed to accelerate growth and a unique position to market our PeRKInet® services through the local cable TV system. With a presence in the market established, we implement a business plan designed to maintain profitability while maximizing revenue growth. This business plan involves an aggressive marketing program, an emphasis on providing superior customer service and an efficient data network.

Become the Dominant Provider of Internet Service. To become a dominant provider in our target markets, we market a wide range of services and strive to maintain a strong local presence.

Market a Wide Range of Services. Our fundamental marketing strategy involves delivering a comprehensive array of Internet services in our local markets. These services include dial-up and broadband Internet access, Web hosting and design for multimedia sites, advertising, network planning and systems integration and government consulting services. Once operating in a market, new customers are acquired through word of mouth, referral incentives, local advertising, telemarketing, acquisitions, affiliations and co-promotion with local media. We will continue to focus our marketing efforts on the local small-office, home-office, business, education, and government markets during the remainder of 1999 and 2000. These segments tend to be less sensitive to price and are more focused on access speeds and product support. While our overall average monthly churn rate (disconnections as a percentage of Internet customers) of 2.6% is lower than the industry's average of 5 to 6%, we feel that focusing on these segments will reduce our churn rate further.

Maintain a Strong Local Presence. We believe that a committed local presence offers us many advantages:

- We can provide location-specific services not offered by our competitors, such as local training classes.
- We can take advantage of market-specific opportunities that are only apparent to a local company and are likely to be missed by our national competitors, such as offering group discounts to local organizations.

- A local staff of strong technical sales and customer service personnel offers superior customer service and reliability.

Therefore, we emphasize marketing on the local level to establish a strong customer base and market dominance and to maintain and promote our local brands. We believe that our monthly recurring revenue will then increase due to customer retention and we will outperform larger Internet companies in these smaller markets.

Launch PeRKInet®. The advantage of PeRKInet® over other broadband access technologies is that it does not require significant capital improvements, because it uses existing cable and telephone technologies. PeRKInet® is not television-based web browsing. Rather, it is full Internet access for personal computers or local area networks, using a cable modem. PeRKInet® uses local telephone lines to send information ‘‘upstream’’ (from the computer to the Internet) and uses a broadband cable modem to receive ‘‘downstream traffic’’ (from the Internet to the computer). Because the majority of the data used while you browse the Internet is ‘‘downstream,’’ this method maximizes PeRKInet®’s speed and improves Internet connections where it is most noticeable. Simply stated, most Internet subscribers currently use local telephone lines and modems that range between 14.4Kbps and 56Kbps. PeRKInet® delivers access to the Internet over the same coaxial cable that brings you cable TV at speeds between 256Kbps and 10 Megabits per second—eight to ten times faster than most Internet services, and twice the speed of ISDN at half of ISDN’s cost.

Our focus is to establish relationships with cable TV operators within our target markets that do not plan to offer two-way high-speed data services in the near future. We believe that most of the cable TV operators in our target markets fall into this category, based upon our internal research. Our goal is to enter into agreements with cable TV operators in our target markets and pay them a carriage fee to use their cable TV system for our PeRKInet® broadband Internet service. To date we have carriage agreements with local cable systems in five of our target markets.

Although we have carriage agreements in five of our markets, we have encountered difficulty in our efforts with cable systems in other target markets. As a result, in June 1999, we filed an administrative request with the FCC that would, should it receive a favorable ruling, allow us to gain access to cable systems in our other target markets under the ‘‘leased access’’ provisions of federal law. More detailed information about leased access and the relevant laws can be found below under the heading ‘‘Leased Access.’’ We feel that the attainment of leased access would significantly enhance our ability to compete in the broadband Internet arena and provide PeRKInet® service to customers in each of our target markets.

The Growth of Our Company

We have acquired 23 local Internet companies in California, Colorado, Idaho, Oregon and Washington since our formation as a California corporation on September 19, 1995. We currently operate in the following 12 counties: Ventura, Humboldt, Del Norte and San Joaquin Counties, California; LaPlata, Mesa, and Montezuma Counties, Colorado; Kootanai County, Idaho; Jackson, Josephine and Klamath Counties, Oregon; and Spokane County, Washington. The significant events in the history of our company are summarized below.

Date	Event	Significance
September 1995	Internet Ventures, Inc. Founded	• Our company was incorporated in California
November 1995	Community Wide Web of Stockton, Inc. Acquired	• Established a presence in Stockton, California, through the purchase of a leading Internet service provider in that market
November 1995	Internet On-Ramp, Inc. Acquired	• Established a presence in Spokane, Washington, through the purchase of a leading Internet service provider in that market
May 1996	Northcoast Internet, Inc. Acquired	• Entered the Eureka, California, market
May 1996	Optimal Systems Integrators, Inc. Acquired	• Purchase of this network planning and systems integration services company enhanced our primary services as an Internet service provider
July 1996	Information Technology International, Inc. Acquired	• Entered the Grand Junction, Colorado, market
July 1996	Touchtone Network, Inc. Acquired	• Consolidated customers of local Internet service providers in Stockton, California
September 1996	Launch of Internet-On-Ramp Internet service in Idaho	• From our Spokane-based Internet service provider, Internet-On-Ramp, offered service in Coeur D'Alene, Idaho
January 1997	Digital City Communications, Inc. Acquired	• Consolidated customers of local Internet service providers in Stockton, California
January 1997	Windows on the World Acquired	• Entered the Crescent City, California, market
February 1997	Western Internet Connections, Inc. Acquired	• Increased our presence in the Grand Junction, Colorado, market by 200%
March 1997	PeRKInet® Introduced	• Our PeRKInet® service was first offered on Avenue TV Cable in Ventura, California
May 1997	Boudames Investment Corporation, Inc. Acquired	• Consolidated customers of local Internet service providers in Stockton, California
May 1997	VorTech Net World Access Acquired	• Entered the Tracy, California, market
June 1997	Tide Pool, Inc. Acquired	• Increased presence in Arcata, California, market by 50%

Date	Event	Significance
August 1997	Medford Internet Acquired	• Entered the Medford, Oregon, market
December 1997	Badas Technologies, Inc. d/b/a Infostructure Merger into Internet Ventures Oregon	• Entered the Ashland, Oregon, market
February 1998	Launch of PeRKInet® in Eureka, California	• Entered carriage agreement with Cox Cable Humboldt to offer PeRKInet® service to 49,000 homes passed in Eureka, California
August 1998	$29.95 PeRKInet® Subscription Price Introduced	• New, lower price introduced to attract more subscribers by providing more economical service
September 1998	DurangoNet, Inc. Acquired	• Entered the Southwest Colorado market
September 1998	Oregon Wilderness Delivery Systems, Inc. d/b/a BudgetNet Acquired	• Entered the Grants Pass, Oregon, market
September 1998	Redwood Country Online, a division of Evergreen Technologies, Acquired	• Aggregated local content and web hosting
September 1998	HumGuide Internet Publishing Acquired	• Expanded our portfolio to provide advertising services
January 1999	Next Dimension Internet Acquired	• Increased our presence in the Spokane, Washington, market by 25%
February 1999	National Computer Solutions, Inc. K-Falls Acquired	• Entered the Klamath Falls, Oregon, market
February 1999	Internet On-Ramp, Inc. Business Services Established	• Integrated operations of Optimal Systems Integrators
February 1999	Launch of Wireless Cable PeRKInet®	• Multi-point distribution service microwave spectrum was used for PeRKInet® for the first time in Medford, Oregon
July 1999	Extent, Inc. d/b/a FutureLink Acquired	• Increased our presence in the Spokane, Washington, market by 10%
July 1999	Launch of PeRKInet® on Ashland Fiber Network	• Our first two-way cable launch of PeRKInet®
September 1999	Investment in InnerCite	• 30% equity investment in an Internet service provider with operations in El Dorado and Sacramento counties in California
September 1999	Tomato Web Online Acquired	• Expanded our presence in the Central Valley of California by 95%

The acquisitions and events listed above provide us with a current market of approximately 633,100 homes or business locations as of June 30, 1999. Of the 633,100 potential customers, 1,642 subscribed for our PeRKInet® service and 28,604 subscribed for our dial-up Internet access service.

The following chart demonstrates the number of subscribers we have in each of the nineteen communities which we service and the number of potential subscribers in each community as of June 30, 1999.

Community	Homes Marketed	Subscribers PeRKInet®	Subscribers Dial-Up(2)	Other Customers(3)	Total	Penetration Rate PeRKInet®	Penetration Rate Dial-Up	Number of Months in Operation
Stockton, CA (including Manteca, CA and Tracy, CA)	145,000		1,430	38	1,468	0.00%	0.99%	42
Spokane, WA	140,000	900(1)	5,517	663	7,080	0.64%	3.94%	42
Eureka, CA	40,000	419	2,986	7	3,412	1.05%	7.46%	37
Grand Junction, CO	44,000		1,058		1,058	0.00%	2.40%	36
Coeur D'Alene, ID	38,000		1,559	22	1,581	0.00%	4.10%	34
Crescent City, CA	9,400		479		479	0.00%	5.10%	30
Arcata, CA	10,000		1,276	37	1,314	0.00%	12.76%	24
Ventura, CA	90,000	139	689		828	0.15%	0.77%	21
Medford, OR	50,000	179	652	99	930	0.36%	1.30%	22
Ashland, OR	17,700		4,155	898	5,053	0.00%	23.48%	19
Montrose, CO	7,000		242		242	0.00%	3.45%	10
Cortez, CO	8,000		314	314		0.00%	3.93%	10
Durango, CO	15,000	5	4,275	1034	5,314	0.03%	28.50%	10
Pagosa Springs, CO	2,800		357		357	0.00%	12.75%	10
Grants Pass, OR	29,000		2,830		2,830	0.00%	9.76%	10
Telluride, CO	2,200		28		28	0.00%	1.28%	10
Klamath Falls, OR	24,000		757	70	827	0.00%	3.15%	5
Totals	633,100	1,642	28,604	2,869	33,115	0.26%	4.52%	

(1) Includes service to 900 dormitory rooms pursuant to a contract between our subsidiary, Internet On-Ramp, Inc., Eastern Washington University and Davis Communications, Inc., which is the subject of litigation. For a description of the litigation, see "Legal Proceedings—Davis Litigation."

(2) Customer counts include customers for which we authenticate access for other Internet service provider customers for a monthly fee per customer.

(3) Other customers include leased line, web and domain hosting revenues.

While we intend to maintain a local presence in the nineteen communities which we service, we are grouping our operations into four regional operating units. In addition to the employees of our subsidiaries, we also maintain a small corporate staff responsible for pursuing business development through acquisitions and strategic partnerships and for developing and managing company-wide administrative and marketing services. This corporate structure and the regional clustering of operations maximizes economies of scale, centralizes certain administrative functions and provides cost advantages over local competitors.

Our Strategy in Action

One market that demonstrates the successful application of our business strategy is Eureka, California, in Humboldt County. After identifying Eureka as an appropriate target market, we:

- Acquired Northcoast Internet, a full service local internet company, in May 1996.
- Entered into a carriage agreement with Cox Cable Humboldt in February 1998 to offer its 49,000 customers our PeRKInet® broadband Internet service.
- Acquired HumGuide℠ in September 1998 to provide advertising services. HumGuide℠ provides a directory of business, government and information web sites for Humboldt County, with additional offerings such as regional news and movie listings.
- Entered into an agreement with the LookSmart Internet search service in February 1999 to provide our customers with enhanced content and online search resources. LookSmart provides their search tool on the Northcoast Internet home page, and the home pages of all our subsidiary Internet service providers, as well as ads and search sections tailored to the local market.

- Entered into an agreement with the Auto Channel™ in December 1998 to provide carriage of selected video programming via our PeRKInet® broadband Internet service. The agreement enables PeRKInet® subscribers in Humboldt County to download on demand a variety of weekly programs from The Auto Channel™, providing an excellent opportunity for PeRKInet® to showcase the capabilities of broadband and real-time streaming video over the Internet, which is like watching television on your personal computer.

At the time of our acquisition of Northcoast Internet, it was the fourth largest Internet communications company in the Eureka market. Since our acquisition of Northcoast Internet, we believe that we have established ourselves as the largest local Internet communications company in terms of both revenue and customers within that market.

Products and Services

Internet Access and Content Hosting Service. The majority of our current revenues come from Internet access and content hosting services targeted at businesses, schools, local governments and individuals. Internet access services range from 28.8 Kbps dial-up service targeted to individuals to high-speed dedicated T1 Internet access (1.5 Megabits per second) targeted to businesses. As of March 31, 1999, we provided 94% of our Internet access customers with traditional dial-up access and 6% of our customers with broadband Internet access. Of our broadband Internet customers, we provide access to 95% through our phone-return cable modem PeRKInet® broadband Internet service, while we provide access to the remainder of our broadband customers through the use of other technologies. These other broadband technologies include Asymmetric Digital Subscriber Line in Grants Pass, Oregon, wireless multi-point distribution service in Medford, Oregon and unlicensed wireless in Durango and Grand Junction, Colorado. We believe, however, that wired technology presents a better delivery solution than the wireless alternatives.

Web content hosting services are targeted to businesses and government agencies that want to set up web pages on the Internet using our computer servers. These servers are connected to the Internet via high-speed connections, maximizing the transmission of this information to the Internet user or customer. We presently host approximately 1,000 business web sites served by a combined 20 Megabits per second Internet bandwidth.

Advertising. In 1999, we entered into an agreement with the LookSmart Internet search service to provide their search tool on each of our subsidiary Internet service providers' home page, as well as ads and search sections tailored to each local market. To further enhance and differentiate our services, we also gather together local sources of content. For example, in October 1998 we expanded our portfolio with the acquisition of HumGuide℠. HumGuide℠ provides a directory of business, government and information web sites for Humboldt County, California. We anticipate that HumGuide℠ will serve as a model for the creation of a Community Wide Web℠, our concept of gathering local content into a local portal to enhance value for local subscribers.

Streaming Media Storage. We also store streaming media content on our local servers. One example is ''Eye on Durango,'' which presents live video broadcasts of prominent city landmarks in Durango, Colorado. We also reached an agreement with The Auto Channel™ in December 1998 that provides for carriage of selected video programming via our PeRKInet® broadband Internet service. Under the terms of the agreement, The Auto Channel™ is responsible for acquiring and selecting programming to be mirrored on PeRKInet®, and The Auto Channel™'s Video2Net subsidiary is responsible for digitizing the programming for 256Kbps distribution. We are responsible for distributing the product via PeRKInet® and for promoting it to existing and potential PeRKInet® subscribers.

Systems Integration and Network Design Services. These services include designing internal networks, assisting with the purchase and installation of the network equipment, and establishing secure connections to the Internet. We provide these services to local market corporations, small businesses, and government agencies.

PeRKInet®

Our PeRKInet® service provides broadband Internet-over-cable access at a minimum of 256Kbps for individual PeRKInet® users. PeRKInet®'s monthly fee is $29.95, including cable modem rental, which we believe is one of the lowest in the nation for broadband cable Internet access. In addition, we offer a commercial version of PeRKInet® suitable for use with intra-company computer networks at up to Ethernet speed (10 Megabits per second) for $95 per month. Both services provide maximized downstream speed (from the Internet to the computer) while the upstream speed (from the computer to the Internet) remains at traditional dial-up speed.

In addition to broadband Internet access, the PeRKInet® service also includes local content and interactive PC programming. PeRKInet® content is a single-source portal of more than 75 Internet-delivered television broadcast stations and other programming. The site includes links to a unique combination of established broadcast programming sources in 28 countries, including Bahrain TV, Vatican TV, the Philippines' Sarimanok News Network, WGBH, which is the Boston public broadcasting station, and KTVB, an NBC affiliate in Boise, Idaho. We hope to expand this portal with local programming in each market through strategic alliances with local television stations. All stations can be viewed in a format comparable in size to a pocket television screen.

We have carriage agreements with local cable and wireless cable systems to offer our PeRKInet® broadband Internet service to subscribers in the following markets:

Location	Cable Partner
Eureka, California	Cox Cable Humboldt
Ventura, California	Avenue TV Cable
Durango, Colorado	Hermosa Cable
Medford, Oregon	ATI, Medford (wireless)
Ashland, Oregon	Ashland Fiber Network

Although we currently provide the PeRKInet® service only to a limited number of subscribers, these agreements collectively make the PeRKInet® service available in approximately 140,000 homes passed by cable or line of sight wireless.

The PeRKInet® Advantage. The advantage of PeRKInet® over other broadband access technology is that it does not require capital improvements, because it uses existing cable and telephone technologies. The local telephone network is highly reliable in a narrowband environment, whereas the local cable TV network is highly reliable in a broadband environment. Both networks have a connection to substantially all of the homes and businesses in the United States. By combining the strengths of these two networks with our expertise and local Internet communications presence, we believe we can deliver a reliable solution to broadband Internet access with our PeRKInet® service, using the telephone lines for the upstream data path (to the Internet) and the coaxial cable TV plant for the downstream data path (from the Internet to your personal computer). In addition, to the extent a cable operator has upgraded their system to carry two-way data transmission, our PeRKInet® service can use this technology and provide two-way cable Internet access.

The PeRKInet® Technology. PeRKInet® delivers Internet access at a minimum of 256Kbps, a speed that is more than four times faster than 56Kbps modems. Upstream data is moved via telephone modems at up to 33.6Kbps or via a frame relay connection at up to 128Kbps. Customers receive data on a personal computer equipped with a cable modem and Ethernet card. An Ethernet card is the hardware equipment known as an interface board that connects the computer to a local network of computers. The modem and Ethernet card can be leased, much like today's cable boxes. The technology used for PeRKInet® was developed and patented by Hybrid Networks, Inc., and was tailored to an Internet service provider solution rather than a cable solution. However, we do not have exclusive rights to the equipment or technology used in connection with our

PeRKInet® service. In June 1996, we also began purchasing Hybrid's phone return cable modem product line. We are the first to commercialize this technology, which was launched in Ventura, California in March 1997. PeRKInet® technology works as follows:

1. A subscriber's computer is connected via Ethernet to a cable modem. The cable modem usually has three connections:

- a coaxial connection which accepts downstream transmissions from the cable system or wireless cable signal,
- a twisted pair Ethernet connection that connects to the subscriber's computer, and
- a serial connection to a modem provided by us that uses a standard telephone line for upstream communication.

2. Upstream transmissions from the subscriber may travel via any of several telephone technologies directly to us and out through our leased line connections to the Internet.

3. Information returning from the Internet is bridged to the cable system at our local facility and then travels directly to the subscriber's computer. A Head End Router (HER) unit bridges downstream Internet protocol (IP) traffic onto a 64 Quadrature Amplitude Modulation (QAM) modulated signal at the 44 MHz intermediate radio frequency (RF). The modulated signal carrying the downstream content travels via fiber, a studio transmitter link or other suitable alternative from our facility to the cable distribution head end, where it is converted via a standard cable system hardware (i.e., General Instruments C6U upconverter or equivalent) to the allocated channel, and then travels directly to the subscriber.


Local ISP
Cable TV headend or
wireless cable system
telco central office
to local ISP
modem pool
Local ISP RF signal
to cable headend
telephone
lines
120 simultaneous
256 kbps connections
to cable customers
14.4 to 64K modem
return over standard
phone lines
PeRKlnet
subscriber

Competition

The markets for consumer and business Internet services and online content are extremely competitive and highly fragmented. There are no significant barriers to entry and we expect that competition will intensify in

the future. Many of our competitors are offering or may soon offer technologies that will attempt to compete with some or all of our products and services. These technologies include Digital Subscriber Line Services, satellite access and two-way cable Internet access. We compete on the basis of transmission speed, reliability of service, ease of access, price and performance, ease-of-use, content quality, quality of presentation, timeliness of content, customer support, brand recognition, operating experience and revenue sharing. Our competitors include the following:

Internet Service Providers. Internet service providers, such as Earthlink, FlashNet, MindSpring and Prodigy provide basic Internet access to residential consumers and businesses, generally using existing telephone network infrastructures. This method is widely available and inexpensive. Barriers to entry are low, resulting in a highly competitive and fragmented market.

Long Distance Carriers. Long distance carriers, such as AT&T, GTE, MCI WorldCom and Sprint, have deployed large-scale Internet access networks and sell connectivity to business and residential customers. Regional Bell operating companies and other local exchange carriers have also entered this field and are providing price competitive services. Many carriers are offering diversified packages of telecommunications services, including Internet access service, to residential customers and could bundle such services together, placing us at a competitive disadvantage.

Wireless Service Providers. Wireless service providers, including Hughes Network Systems, MCI/WorldCom and Sprint, are developing wireless Internet connectivity.

Online Service Providers. Online service providers include companies such as Excite@Home, America Online, RoadRunner and WebTV that provide, over the Internet and on proprietary online services, content and applications ranging from news and entertainment to sports. These are services which provide basic Internet connectivity, ease-of-use and consistency of environment. In addition to developing their own content or supporting other content developers, online service providers often establish relationships with traditional broadcast and print media outlets to bundle their content into the service. For example, NBC provides Microsoft with multimedia news and information programming over both cable TV and Microsoft Network.

Content Aggregators. Internet content aggregators seek to provide a ‘‘one-stop’’ information source for Internet and online users. Their success depends on capturing an audience, providing ease-of-use and offering a range of content that appeals to a broad audience. Their business models are predicated on attracting and retaining an audience for their set of offerings. Leading companies in this area include America Online, CompuServe, Excite@Home, Microsoft and Yahoo!. In this market, competition occurs in acquiring both content providers and subscribers. The principal bases of competition in attracting content providers include quality of demographics, audience size, cost-effectiveness of the medium and ability to create differentiated experiences. The principal bases of competition in attracting subscribers include richness and variety of content and ease of access to the desired content. Proprietary online services like America Online, CompuServe and Microsoft Network have the advantage of a large customer base, industry experience, many content partnerships and significant resources.

Cable-Based Data Service Providers. Our competitors in the cable-based services market are those companies that have affiliated with cable companies or developed their own cable-based services and market those services to unaffiliated cable system operators with whom we would like to work. Excite@Home is a publicly-held company whose principal affiliation is with the major cable system operators including AT&T Broadband and Internet Services, Century Cable Vision, Cox Cable, InterMedia and others. Several cable system operators, including Time Warner Inc., have deployed broadband Internet access services over their existing local cable networks. Specifically, Time Warner, which is the second largest cable company in the United States, has established its own cable-based Internet service provider called RoadRunner, which features a variety of Time Warner publications and services. Time Warner markets the RoadRunner service through Time Warner’s own cable systems as well as the other cable system operators nationwide. Others that have implemented their own cable-based Internet services include Adelphia Communications Corporation, BellSouth Corporation and Jones Intercable, Inc. Some of these companies, such as Time Warner, have their own substantial libraries of multimedia content, which could provide them with a significant competitive advantage.

Leased Access

In June 1999, we expanded our efforts to provide PeRKInet® access via local cable systems by filing a Petition for Declaratory Ruling with the FCC that would, if it receives favorable action, enhance our ability to compete in the broadband Internet arena and provide PeRKInet® service to customers in each of our target markets. This request relates to Section 612 of the Communications Act.

The Communications Act sets forth the purpose of leased access, to promote competition in the delivery of video programming and to assure that a variety of information sources are made available to the public from cable systems. The Communications Act notes ''a cable operator shall designate channel capacity for commercial use by persons unaffiliated with the operator.'' The section then indicates the number of channels that must be provided by system operators, and the procedure for requests and fulfillment. The FCC has defined the formula by which cable systems are to be paid for leased access channels.

Many cable operators and others opposed our petition and filed written comments with the FCC. Since the leased access rules specifically speak to ''video programming,'' cable has taken the stance that Internet programming is not included within the definition of video programming. Our Petition for Declaratory Ruling asks the FCC to rule that Internet programming is video programming entitled to leased access. We feel that the attainment of leased access is important because it will provide consumers the access to the bandwidth necessary for the next generation of Internet content and navigation. In the event a favorable ruling is not promptly received, we will continue to seek other means to provide our customers with broadband Internet access. The FCC does not have a deadline by which to rule, nor are we able to determine when the FCC will issue a decision. We have no assurance that the FCC will rule in favor of our interpretation of the law.

Government Regulation

We provide Internet services, in part, by means of data transmissions over public telephone lines. These transmissions are governed by regulatory policies establishing charges, terms and conditions for wire line communications. We, as an Internet access provider, are not currently subject to direct regulation by the FCC or any other governmental agency, other than the type and scope of regulation applicable to businesses generally. In April 1998, the FCC reaffirmed that Internet access providers should be classified as unregulated ''information service providers'' rather than regulated ''telecommunications providers'' under the terms of the Federal Telecommunications Act. As a result, we are not currently subject to federal regulations applicable to telephone companies and similar carriers merely because we provide our services using telecommunications services provided by third-party carriers. To date, no state has attempted to exercise economic regulations over Internet access providers.

However, in the future we could become subject to regulation by the FCC or other federal agencies or by state regulatory agencies or bodies. For example, a number of long distance telephone carriers recently filed a petition with the FCC seeking a ruling that Internet telephone service is a ''telecommunication service'' subject to common carrier regulation. This ruling, if made, would create substantial barriers to entry for companies seeking to provide telephone-dependent Internet services. The FCC has requested comments on this petition, but has not set a deadline for issuing a final decision. The FCC is also considering whether providers of Internet-based telephone services should be required to contribute to the universal service fund, which subsidizes telephone service for rural and low income consumers, or should pay carrier access charges on the same basis as regulated telecommunications providers. Also, a number of local telephone companies have asked the FCC to levy access charges on ''enhanced service providers,'' which may be deemed to include Internet service providers. Although the Chairman of the FCC has indicated his opposition to levying service charges against Internet service providers, local interconnection charges could be levied in the future. Moreover, the public service commissions of certain states are exploring the adoption of regulations that might subject Internet service providers to state regulation. To the extent that we engage in the provision of Internet or Internet-based telephone services, we may become subject to FCC or state regulations with respect to these activities. We cannot assure you that regulations will not adversely affect our ability to offer certain enhanced business services in the future.

The Telecommunications Act contains provisions that lift, or establish procedures for lifting, certain restrictions relating to the regional Bell operating company's ability to engage directly in the Internet access business. The Telecommunications Act also makes it easier for national long distance carriers such as AT&T to offer local telephone service. In addition, the Telecommunications Act allows the regional Bell operating companies to provide electronic publishing of information and databases. Competition from these companies could have an adverse effect on our business.

Furthermore, in August 1998, the FCC proposed that if an incumbent regional Bell operating company establishes a separate affiliate to offer advanced telecommunications services, such as those offered by us, and if that affiliate uses the network on the same terms and conditions as offered to the incumbent competitors, then the affiliate would not be subject to certain obligations in the Telecommunications Act that apply to incumbent regional Bell operating companies. Rather, the affiliate would be treated as a competitive carrier. If the FCC ultimately adopts this or any similar proposal, we would likely face increased competition from incumbent regional Bell operating company affiliates and our access to providers of broadband data technology could be curtailed.

Due to the increasing use of the Internet, it is possible that additional laws and regulations may be promulgated with respect to the Internet, covering issues such as content, user privacy, pricing, libel, encryption standards, intellectual property protection and infringement and technology export and other controls. We cannot predict the effect, if any, that any future regulatory changes or developments may have on the demand for our Internet services or our ability to provide them.

Proprietary Information

We do not hold any patents. The equipment we use to provide Internet access to our customers consists, in part, of a cable modem which is patented by Hybrid Networks, Inc., the manufacturer of the equipment. We do not have an exclusive technology license to use any of this equipment. It is our policy to have our employees and consultants enter into non-disclosure agreements with us when they begin working with us. These agreements provide that confidential information developed or made known during the course of their relationships with us is owned by us or the applicable subsidiary and is to be kept confidential except in specific circumstances. There can be no assurance that the steps we have taken will be adequate to prevent unauthorized use of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

Legal Proceedings

WIC.net Proceedings. On April 7, 1998, the former owners of our WIC.net subsidiary filed a demand for arbitration with the American Arbitration Association, alleging that we breached the contract for our acquisition of WIC.net. On October 26, 1998, we filed a counterclaim in the arbitration, alleging breaches of the selling shareholders' employment agreements, conversion, embezzlement, misappropriation of corporate opportunities, fraud, deceit and misrepresentation. We sought damages in the amount of $100,000.

On February 10, 1999, the former owners filed an Amended Demand for Arbitration. They alleged breach of contract, fraud, deceit, misrepresentation, wrongful termination and violations of federal and state securities laws. They requested rescission of the acquisition and employment agreements, damages for breach of contract in the amount of $50,500; damages for emotional distress in the amount of $300,000; repurchase of our stock issued to them for an aggregate repurchase price of $122,500 plus interest; and compensatory damages for lost profits and business opportunities in the amount of $1,000,000.

In related litigation, we filed two lawsuits against the former owners of the WIC.net subsidiary in Colorado state court. The first lawsuit, filed April 27, 1998, alleged that the former owners wrongfully enjoined us from entering the office of both the WIC.net subsidiary and our Information Technologies International, Inc. subsidiary; wrongfully denied us access to computer equipment; abused judicial process; and breached their

fiduciary duty through a usurpation of a corporate opportunity by personally entering into a lease for the subsidiary's office. The second suit filed August 17, 1998 sought a preliminary injunction against the same former owners and alleged breach of the non-compete clause in their employment agreements.

On July 26, 1999, the parties reached a settlement agreement through American Arbitration Association mediation of both the arbitration and the state court litigation. Under the terms of the settlement, the former owners agreed to sell their 76,828 shares of our common stock at a price of $2.75 per share. Of that amount, third parties purchased directly from the former owners 72,000 shares, including 27,837 shares in the aggregate bought by Alfred Leopold, a director of our company, and members of his immediate and extended family, and we purchased the remaining 4,828 shares. The former owners also agreed not to compete with us until March 26, 2000. On September 22, 1999 the parties closed the settlement, exchanging cash payments, shares of common stock and executed copies of the settlement agreements.

Internet On-Ramp Litigation. On November 10, 1998, the former owners of our Internet On-Ramp subsidiary filed suit in federal district court for the Eastern District of Washington against our president, Donald Janke, and one of our former directors, Matthew Matern. The suit alleges violations of federal and Washington state securities laws and misrepresentation. This suit involves the defendants' actions in their capacities as officers and directors of our company.

The defendants filed motions asking the court to dismiss the matter and to compel arbitration. The acquisition agreement requires that disputes be resolved by binding arbitration conducted by the American Arbitration Association in Los Angeles.

On March 31, 1999, the judge stayed the case, ruling that the matter should be resolved by arbitration in Los Angeles. On May 21, 1999, the judge denied the plaintiffs' motion for reconsideration and he also denied their motion for leave to file an interlocutory appeal. Based upon recent comments by the plaintiffs, it is anticipated that the plaintiffs will file a demand for arbitration and that we will become a party to the arbitration.

On June 14, 1999, one of the four plaintiffs settled her claims against us, our current and former directors and officers. In exchange for a complete release, the plaintiff tendered her 12,415 shares of preferred stock, which we called for redemption in March 1998, for the redemption price of $1.25 per share.

We believe that the allegations likely to be the subject of arbitration are without merit. Further, we believe that we have a strong defense to an arbitration based upon the statute of limitations. However, if we lose we may be compelled to return control of the Internet On-Ramp subsidiary to the former owners.

Davis Litigation. On September 20, 1999, our Internet On-Ramp subsidiary filed suit in Washington state court against Eastern Washington University and Davis Communications, Inc. alleging breach of contract, defamation and breach of the duty of good faith and fair dealing. The suit arises out of a contract under which Internet On-Ramp was to supply our PeRKInet® broadband access service over Davis' cable system in Spokane, Washington, to 900 dormitory rooms at Eastern Washington until September 2001, which represents approximately half of our PeRKInet® subscribers. Davis and Eastern Washington contracted with the ISP Channel on March 31, 1999 to make the ISP Channel the exclusive provider of Internet access to Davis' customers (including the 900 dormitory rooms at Eastern Washington). On July 16, 1999, Internet On-Ramp received notice from Eastern Washington of termination of the contract under which Internet On-Ramp was to supply PeRKInet® service. Eastern Washington and Davis claim that our service was unsatisfactory, but have not produced any supporting information either in meetings with our attorneys or in response to Freedom of Information Act requests. On September 15, 1999, the ISP Channel announced its contract with Davis and Eastern Washington.

We have conducted our own internal investigation, reviewed our files and interviewed our personnel and found Davis' and Eastern Washington's claims to be unfounded. We do not believe that either Davis or Eastern Washington will assert material counterclaims. However, the cost of prosecuting this suit could exceed $100,000.

Ohio Securities Inquiry. We received a letter dated October 6, 1999 from the Division of Securities of the Ohio Department of Commerce which asserted that certain statements on our web site may have constituted general solicitation, which is prohibited under Regulation D of the Securities Act. This letter relates to our offering of units of securities consisting of 12% convertible debentures and shares of our common stock pursuant to Regulation D prior to the filing of the registration statement to which this prospectus relates. We have until November 6, 1999 to respond to the Ohio Division of Securities and we intend to work with the Ohio Division of Securities to bring a mutually acceptable conclusion to this inquiry. This inquiry could result in a rescission offer by us to the six people in Ohio who purchased in our convertible debenture offering for an aggregate purchase price of $55,500. This inquiry could delay or postpone our initial registered public offering.

Employees

As of June 30, 1999, we employed a total of 97 employees, of whom:

- 15 were in management
- 16 in administration
- 13 in marketing
- 17 in customer service
- 28 on the technical staff
- 8 in consulting

None of our employees is represented by a labor union. We have not experienced any work stoppage and consider relations with our employees to be good.

Properties

Our company and each of our subsidiaries currently lease their office facilities (ranging in size from 800 square feet to 2,100 square feet), generally under short term leases.

Management believes that our facilities are adequate for our current needs and that suitable additional space, should it be needed, will be available to accommodate expansion of our operations on commercially reasonable terms.

MANAGEMENT

Directors and Executive Officers

The following table contains certain information with respect to our directors and our executive officers.

Name	Age	Position
Donald A. Janke	48	President and Director
Marshall F. Sparks	58	Chief Financial Officer and Director
Daniel R. DiMicco	49	Director
Alfred M. Leopold	39	Director
Timothy P. McGrath	52	Vice President, Investor Relations
Reed W. Olson	44	Chief Operating Officer
Randy Strickley	49	Vice President, Finance

Donald A. Janke is a co-founder of our company and has served as President and a director of our company since its inception in September 1995. From January 1994 to April 1995, Mr. Janke served as Manager of Cable Marketing for Prodigy Services Company where he led the technical and market trials of high-speed online service via cable with Cox Communications in San Diego and Omaha, and with Viacom in Castro Valley. From 1987 to 1993, Mr. Janke was a marketing representative for Prodigy for southern California, marketing the service to retail distribution channels, major Hollywood studios, travel companies, and other industries. Prior to joining Prodigy Services Company, Mr. Janke served as president of CVN Infonet, Inc., "America's Local Electronic Newspaper," a company he co-founded in 1984. Prior to 1984, he held positions as Director of Marketing for Palmer Communications, Regional Sales Manager for Century Communications, and Sales Representative for US Cable.

Marshall F. Sparks is a co-founder of our company and has served as Chief Financial Officer and a director of our company since its inception in September 1995. Mr. Sparks is also a director of W30TC Inc., a development web site company that maintains a web portal for investment research, and has held that position since January 1994. In addition, Mr. Sparks has been a principal of Hampton Financial Corporation, an investment banking firm specializing in small capital emerging growth companies, since 1994.

Daniel R. DiMicco has been a director of our company since July 1999. Mr. DiMicco has been the Vice President and General Manager of Nucor Corp and Nucor Yamato Steel since March 1991, and was promoted in October 1999 to Executive Vice President of Nucor Corp.

Alfred M. Leopold became a director of our company in September 1999. Mr. Leopold has been president of Leopold Enterprises, a business and financial consulting firm, since May 1999. He also serves as executive director of the Cornerstone Foundation, a non-profit organization devoted to raising money for religious vocations. At the Franciscan University of Steubenville in Steubenville, Ohio, Mr. Leopold was Associate Director for Austrian Programs from June 1995 to May 1999 after serving as Austrian Program Coordinator and International Admissions Counselor since January 1991. Prior to 1991, he held the position of Marketing and Promotions Manager for Veritas Communications, publishers of a Catholic youth magazine and other youth-oriented resources, and for Marriott Ownership Resorts, Inc.

Timothy P. McGrath has been the Vice President of Investor Relations since October 1996. From 1993 to 1997, he was the General Manager of Cornerstone Enterprises, an asset management and consulting company, and currently serves as trustee for Cornerstone Enterprises and for the Monterey Trust.

Reed W. Olson became Chief Operating Officer of our company in October 1998, prior to which he served as our Director of Network Planning, a position he began in May 1996. From 1990 to 1996 he was the President of Optimal Systems Integrators, Inc., which we subsequently purchased and whose operations include reselling of local dedicated circuits to small businesses, system integration and network planning for medium-sized businesses, and government contracts for outsourcing and broadband Internet access.

Randy Strickley joined our company in September 1999 as Vice President, Finance. From 1997 to 1999, he was Senior Vice President and Chief Financial Officer of The Todd-AO Corporation, a Los Angeles based publicly-held video and sound post production company serving the television and film industries. From 1972 to 1997, he was with Bank of America, where he was most recently a Managing Director in the U.S. Corporate Group providing corporate finance, capital markets products and merger and acquisitions services to businesses in the entertainment/media and healthcare services industries.

Committees of the Board of Directors

On October 1, 1999 our board of directors established a compensation committee consisting solely of non-employee directors. The compensation committee provides a general review of our compensation plans to ensure that they meet corporate objectives and administers our stock plans. Also on October 1, 1999 our board of directors established an audit committee comprised solely of independent directors. The responsibilities of the audit committee include recommending to our board of directors the independent public accountants to be selected to conduct the annual audit of our books and records, reviewing the proposed scope of the audit and approving the audit fees to be paid, reviewing accounting and financial controls with the independent public accountants and our financial and accounting staff, and reviewing and approving transactions between us and our directors, officers and affiliates.

Compensation of Directors

Our directors do not receive any cash compensation for their services as a director of our company. There is no policy regarding option grants to directors, but historically we have made a one-time grant of options to purchase 25,000 shares of our common stock when a director joins the board. Subsequently, from time to time in our discretion, we have also given our non-employee directors an additional grant of options to purchase 10,000 shares of our common stock. The exercise price of all of these option grants is set at the fair market value of our common stock on the grant date. In addition, we reimburse our employee and non-employee directors for their reasonable out-of-pocket expenses incurred in attending board meetings.

Compensation Committee Interlocks and Insider Participation

We currently have two non-employee directors, Daniel DiMicco and Alfred Leopold. Prior to October 1, 1999, our board of directors did not have any committees. Therefore, the full board of directors, including Mr. Janke and Mr. Sparks who are executive officers of our company, participated in deliberations concerning executive officer compensation.

Executive Compensation

The following table contains information with respect to all compensation paid by us during the fiscal years ended March 31, 1997, 1998 and 1999 to our president. No executive officer of our company received combined salary and bonus in excess of $100,000 for the fiscal year ended March 31, 1999.

Summary Compensation Table

		Annual Compensation		Long Term Compensation	
Name and Principal Positions	Fiscal year ended March 31,	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation($)
Donald A. Janke Chairman and President (1)	1999	84,000	0	10,000	0
	1998	72,200	0	0	0
	1997	0	0	0	1,875

(1) While Mr. Janke was employed by our Company in fiscal year ended March 31, 1997, he received no cash compensation for his services in 1997. He did, however, receive 20,000 shares of common stock, valued at $7,500, as compensation for services during the period November 14, 1995 through May 14, 1996. The pro rata portion of this compensation allocable to fiscal year ended March 31, 1997 is $1,875.

Option Grants in Fiscal 1999

The following table contains information regarding our grant of stock options to our president for the fiscal year ended March 31, 1999.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
Name	**Number of Shares Underlying Options Granted(#)(1)**	**Percentage of Total Options Granted to Employees in Fiscal 1999(2)**	**Exercise Price ($/Sh)**	**Expiration Date**	**5% ($)**	**10% ($)**
Donald A. Janke	10,000	1.9%	5.50	6/19/2003	15,195	33,578

(1) These options were issued pursuant to our Executive Stock Incentive Plan and were immediately exercisable.

(2) Based on 521,000 options granted to all employees.

(3) Potential realizable value is presented net of the option exercise price, but before any federal or state income taxes associated with exercise. It is calculated based on a fair market value on the date of grant of $5.50 per share and assuming that the fair market value on the date of the grant appreciates at the indicated annual rates, compounded annually, for the term of the option. The 5% and 10% assumed rates of appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future increases in the price of our common stock. Actual gains will be dependent on the future performance of our common stock and the option holder's continued employment through the vesting periods. The amounts reflected in the table may not be achieved.

Fiscal 1999 Year-End Option Values

The following table shows information regarding the unexercised options held as of March 31, 1999 by our president. Mr. Janke did not exercise any options during the fiscal year ended March 31, 1999.

	Number of Shares Underlying Unexercised Options as of March 31, 1999(#)	Value of Unexercised in-the-Money Options as of March 31, 1999($)(1)
Name	**Exercisable/Unexercisable**	**Exercisable/Unexercisable**
Donald A. Janke	94,000/0	$424,000/$0

(1) The value per option is calculated by subtracting the exercise price of the option from the fair market value of our common stock as of March 31, 1999, which, solely for the purposes of this calculation, we estimate to have been $5.50 per share.

Option Plans

On October 24, 1995, we adopted the following stock option plans to reward and provide incentives to our officers, directors, employees, consultants and other eligible participants: (i) the Executive Stock Incentive Plan, (ii) the 1995 Incentive Stock Option Plan, and (iii) the 1995 Stock Incentive Plan. We have reserved 400,000 shares for issuance under each of the plans. The number of shares reserved for issuance under each plan will be increased each year by an amount equal to one percent of the outstanding shares of common stock at the beginning of each fiscal year, and by the number of shares of common stock that equals 3-1/3% of the number of shares of voting stock issued in connection with any acquisition.

Stock Options. The option plans permit the granting of (i) options to purchase shares of common stock intended to qualify as incentive options under Section 422 of the Internal Revenue Code and (ii) options that do not so qualify. The maximum amount that may be earned as an incentive stock option in any fiscal year by any

one participant is $100,000. The option exercise price of each option will be determined by the board of directors, but any option meant to qualify as an incentive option will have an exercise price of at least 100% of the fair market value of the common stock on the date of grant.

The term of each option will be fixed by the board and may not exceed ten years from the date of grant. The board will determine at what time or times each option may be exercised and, subject to any provisions of the option plans, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments, and the exercisability of options may be accelerated by the board.

Upon exercise of options, the option exercise price must be paid in full (i) in cash, (ii) by delivering common stock already owned by the participant, (iii) by the execution and delivery of a note or other evidence of indebtedness (and any security agreement thereunder) satisfactory to the board, or (iv) by such other consideration as the board may approve prior to the time the option is exercised.

Stock Appreciation Rights. The board may approve the grant of a right to receive a number of shares or, in the discretion of the board, an amount in cash or shares or a combination of cash and shares, based on the increase in the fair market value of the shares subject to the right during the period specified by the board. These rights are called stock appreciation rights, or SARS. The board may approve the grant of SARs related to stock options.

Adjustments for Stock Dividends, Mergers and Similar Events. The board will make appropriate adjustments in outstanding awards to reflect common stock dividends, splits and similar events. In the event of a merger or sale of our company in which we are not the surviving corporation, the board, in its discretion, may provide for substitution or adjustment of outstanding awards.

Amendments and Termination. The board may at any time terminate or amend the option plans, provided that without approval of stockholders there shall be: (i) no increase in the total number of shares covered by the option plans and (ii) no change in the class of persons eligible to receive options. In any event, no amendment may adversely affect any then outstanding options without the consent of the participant unless such amendment is required to enable the option to qualify as an incentive stock option.

Amendments to Option Plans. On October 1, 1999, we adopted amendments to our option plans. These amendments (i) provide for the plans to be administered by non-employee directors once we become a reporting company, (ii) restrict the exercise of options, SARs or warrants while shares are offered pursuant to an effective registration statement, (iii) provides for indemnification of the board by our company and limits liability of stockholders, officers and directors in connection with any claims arising from the plans and (iv) contains additional provisions ensuring compliance with Section 16 of the Exchange Act and the rules promulgated thereunder.

Directors and Officers Insurance

We are exploring the possibility of obtaining directors' and officers' liability insurance. However, there is no assurance that we will be able to obtain this insurance.

Indemnification of Officers and Directors

We have not entered into individual indemnity agreements with our officers and directors. However, our Articles of Incorporation and By-Laws provide a blanket indemnity and state that we will indemnify, to the fullest extent under California law, our directors and officers against certain liabilities incurred with respect to their service in their capacities as officers and directors. In addition, our Articles of Incorporation provide that the personal liability of directors and officers for monetary damages will be eliminated to the fullest extent permissible under California law.

These provisions will not affect a director's responsibilities under any other laws, including the federal securities laws and state and federal environmental laws.

CERTAIN TRANSACTIONS

Donald Janke and Marshall Sparks, both executive officers and directors of our company, Timothy McGrath, an executive officer, and Mark Millet, a former director and executive officer, were involved in our founding and organization. On September 20, 1995, the board of directors authorized the issuance of an aggregate of 1,272,800 shares of common stock, as founder's stock, at a price of $.01 per share, to Messrs. Janke, Millet, Sparks and Matthew Matern (who, until December 1996, was an officer and director of our company). In addition, the board authorized the sale of an additional 179,000 shares of common stock in the aggregate to Messrs. Janke, Millet and Matthew Matern at $.10 per share on the same date.

On August 24, 1998, Mr. Janke borrowed $25,000 from our company. Under the terms of the promissory note, the note was to be repaid, both principal and 8% annual interest, on August 31, 1999, but the due date has been extended to March 31, 2000. As security for the note, Mr. Janke pledged 5,000 shares of our common stock.

On July 10, 1999, Alfred Leopold received options to purchase 3,000 shares of common stock and on August 17, 1999, he received options to purchase 8,571 shares, all at an exercise price of $5.50 per share, pursuant to an arrangement he entered with our company in connection with the offering of our 12% convertible debentures. In September 1999, Mr. Leopold became a director of our company.

On September 22, 1999, as part of the closing of the settlement of the WIC.net arbitration, Mr. Leopold and members of his immediate and extended family bought 27,837 shares of our common stock directly from the former owners of WIC.net for cash in the aggregate amount of $76,551.75.

SECURITY OWNERSHIP OF MANAGEMENT AND SIGNIFICANT STOCKHOLDERS

The following table contains information regarding the beneficial ownership of our common stock as of September 15, 1999, by:

- each person or group of affiliated persons known by us to beneficially own more than 5% of the outstanding shares of our common stock;
- each of our directors;
- our president; and
- all of our directors and executive officers as a group.

Unless otherwise indicated below, the persons in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares beneficially owned by a person and the percentage ownership of that person include shares of our common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of September 15, 1999.

	Beneficial Ownership of Common Stock Prior to this Offering	
Name	**Number**	**Percent**
Donald A. Janke	2,027,224(2)	26.2%
Daniel R. DiMicco	79,424(3)	1.0%
Alfred M. Leopold(1)	17,783(4)	0.2%
Marshall F. Sparks	318,600(5)	4.1%
All directors and executive officers as a group (7 persons)	2,742,088(6)	34.3%

(1) Mr. Leopold did not become a director of our company until September 27, 1999, however, his beneficial ownership information is given as of September 15, 1999.

(2) Includes 605,210 shares held by Mr. Janke's wife, Gabrielle Janke; 200,000 shares held by Mr. Janke's daughter, Saskia Janke; and 94,000 shares of common stock underlying currently exercisable options or options exercisable within 60 days.

(3) Includes 12,500 shares of common stock underlying currently exercisable options or options exercisable within 60 days.

(4) Includes 1,748 shares held jointly with Mr. Leopold's wife, Diane Leopold; 1,417 shares held by his mother, Virginia Leopold; 1,380 shares held by his brother, Joseph Leopold; 667 shares held by his brother and sister-in-law, Arthur and Susan Leopold, as joint tenants; 1,000 shares held by his nephew and his nephew's wife, Nathan and Vicki Leopold; and 11,571 shares underlying currently exercisable options or options exercisable within 60 days. In addition, subsequent to September 15, 1999, Mr. Leopold acquired beneficial ownership of 25,557 shares, of which 7,273 shares are held jointly by Mr. Leopold and his wife Diane; 727 shares were purchased through Mr. Leopold's IRA; 727 shares were purchased through Mrs. Leopold's IRA; 10,000 shares were purchased by his brother, Joseph Leopold; 1,000 shares were purchased by his brother and sister-in-law, Arthur and Susan Leopold; 4,730 shares were purchased by John and Virginia Leopold, his parents; and 1,100 shares were purchased by Mark Leopold, his brother. See ‘‘Legal Proceedings’’ and ‘‘Certain Transactions.’’

(5) Includes 100,000 shares held by Mr. Sparks as trustee of the American Kestrel Profit Sharing Plan and 90,000 shares of common stock underlying currently exercisable options or options exercisable within 60 days.

(6) Includes 352,071 shares of common stock underlying currently exercisable options or options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

The following summary describes the material terms of our capital stock. It summarizes material provisions of our articles of incorporation. Our organizational documents will be filed as exhibits to the registration statement of which this prospectus is a part.

Our articles of incorporation authorizes us to issue 30,000,000 shares of common stock and 10,000,000 shares of preferred stock, including 500,000 shares of Series A preferred stock. As of September 15, 1999, there were 7,644,038 shares of common stock outstanding, held of record by approximately 1,200 shareholders, and no shares of Series A preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote per share on all matters subject to shareholder vote, including the election of directors. Subject to the rights of holders of any outstanding preferred stock, holders of outstanding shares of common stock are entitled to dividends and other distributions as may be declared by our board of directors from legally available funds. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Subject to the rights of holders of any outstanding preferred stock, upon our liquidation, dissolution or winding up and after payment of all prior claims, the holders of shares of common stock outstanding at that time will be entitled to receive pro rata all of our assets. All shares of common stock currently outstanding are, and all shares of common stock offered by us in this offering, when duly issued and paid for will be, fully paid and nonassessable. Additional shares of authorized common stock may be issued without shareholder approval.

Preferred Stock

We have designated 500,000 shares of preferred stock as Series A preferred stock. The Series A preferred stock has a preference in the payment of dividends and upon our liquidation. The liquidation value of the shares of preferred stock is $1.25 per share. The shares of Series A preferred stock do not otherwise participate in a liquidation, except to the extent of dividends declared but not paid. Dividends are non-cumulative. The Series A preferred stock may be redeemed by us at our option at any time for $1.25 per share. The Series A preferred stock is convertible at the option of the holder at any time into shares of common stock at a one-to-one ratio. Holders of Series A preferred stock are entitled to one vote per share, and these votes may be cast with respect to any matter as to which the holders of common stock have the right to vote.

On March 12, 1998, we noticed the redemption of the Series A preferred stock. Four shareholders holding a total of 20,000 shares redeemed their stock for $1.25 per share or converted their preferred stock into common stock. The remaining four shareholders, holding 141,600 shares, filed suit against our president and a former officer and director. One of the four, however, settled her claims in exchange for a complete release and the redemption price of her preferred shares, although the remaining three continue to refuse to surrender their preferred stock certificates in return for the redemption price. This suit is discussed in more detail in the section entitled ‘‘Legal Proceedings—Internet On-Ramp Litigation.’’

Our board of directors, without further stockholder approval, may issue the remaining 9,500,000 shares of preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board of directors may authorize the issuance of preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding. Our board of directors, without stockholder approval, can also issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. Our issuance of preferred stock may delay, defer or prevent a change in our control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

When we complete the offering, we will have a total of approximately 8,144,038 shares of common stock outstanding if all 500,000 shares are sold. The 500,000 shares sold in this offering will be freely tradeable under federal securities law unless they are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. In addition, we sold 909,090 shares of common stock pursuant to Regulation A under the Securities Act and lifted the restrictive legend for an additional 51,500 shares of common stock. These 960,590 shares are also freely tradeable under federal securities law. The remaining 6,683,448 shares are restricted, which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, including the exemption provided by Rule 144.

In addition, as of September 15, 1999, we have outstanding:

- warrants to purchase 199,330 shares of common stock which are exercisable,
- options to purchase 1,107,471 shares of common stock, of which options to purchase 899,413 shares of common stock are exercisable,
- debentures convertible into 125,579 shares of common stock, and
- a note convertible into 68,182 shares of common stock.

Registration Rights

Holders of the 12% convertible debentures issued from October 1, 1998 through August 17, 1999, have the right, upon the expiration of a 12 month period following execution of the debentures, to demand that we use our best efforts to register under the Securities Act of 1933 any stock issued pursuant to the debentures.

Shares Owned for One Year

In general, under Rule 144, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed our affiliate, would be entitled to sell, within any three-month period, a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Rule 144 is available for sales beginning 90 days after the date of this prospectus. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We are unable to estimate accurately the number of restricted shares that will be sold under Rule 144 because this will depend in part on the market price of our common stock, the personal circumstances of the seller and other factors.

Shares Owned for Two Years by a Non-Affiliate

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, 144(k) shares may be sold after we complete this offering.

Compensatory Benefit Plans and Contracts

Beginning 90 days after the date of this prospectus, the shares of common stock issuable upon exercise of the options granted by us prior to the effective date of the registration statement will be eligible for sale in the public market through Rule 701 under the Securities Act. Rule 701 covers shares issued before an initial registered public offering under compensatory benefit plans and contracts. In general, Rule 701 permits resales of these shares beginning 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with holding period requirements and other restrictions contained in Rule 144.

Registration Statements for Employee Benefit Plans

After we complete this offering, we intend to file under the Securities Act one or more registration statements on Form S-8 to register all of the shares of common stock reserved for future grants under our stock option plans. These registration statements are expected to become effective upon filing and shares covered by these registration statements will be freely tradeable under federal securities laws, subject to vesting provisions and, in the case of affiliates only, to the restrictions of Rule 144.

PLAN OF DISTRIBUTION

The shares will be offered and sold only in California by our officers or by registered brokers on a best efforts basis. We may pay a commission to brokers and finders' fees to finders up to 10% of the proceeds of the sales of the shares arranged by these persons. We will not pay commissions in connection with sales of shares by our officers.

We may, in our sole discretion, accept or reject any potential purchaser's subscription in whole or in part. We are under no obligation to accept a potential purchaser's subscription. We may accept subscriptions for any amount of shares up to and including the maximum amount of the offering; we are not required to obtain any minimum level of subscriptions in order to sell shares in the offering. Our executive officers, directors, controlling persons, and affiliates may purchase shares in the offering in any amount.

Funds tendered by prospective purchasers will not be placed in escrow, but will be available for use by us immediately upon acceptance. If the offering is terminated for any reason without any sale of shares, or if a prospective purchaser's subscription agreement is rejected in whole or in part for any reason, we will promptly return to the prospective purchaser the funds which are not accepted, without interest.

This offering will terminate on the date of our receipt of funds and executed subscription agreements acceptable to us for the entire amount of the offering, or an earlier date as determined by us in our discretion. Closings will be held at our main office from time to time as soon as practicable after the receipt by us of funds and acceptable subscription agreements. At each closing, we will deliver to purchasers whose subscription agreements and funds we accept certificates for the number of shares which we have agreed to sell to the purchasers.

We will offer the shares by various methods including advertising on our web site, through banner advertising, online public relations, electronic press releases and web site engineering for the Internet search engines. We will also make presentations to potential investors.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. Consequently, the initial registered public offering price for our common stock will be determined by us in good faith. Among the factors to be considered in determining the public offering price will be:

- the history and prospects of our business and the industry in which it competes;
- an assessment of our management and the present state of our development;
- prevailing market conditions in the U.S. economy and the industry in which we compete;
- our revenues, operating cash flow and earnings in recent periods;
- the market capitalizations of other companies which we believe to be comparable to us; and
- estimates of our business potential.

EXPERTS

The validity of shares of common stock will be passed upon on our behalf by Katten Muchin Zavis, Chicago, Illinois.

Our consolidated financial statements for each of our three fiscal years in the period ended March 31, 1999 included in this prospectus have been audited by Stonefield Josephson, Inc., independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report given upon the authority of that firm as experts in accounting and auditing.

On October 7, 1998, Arthur Andersen LLP resigned from their engagement as our independent accountants. On November 18, 1998, we engaged Stonefield Josephson to conduct an audit of our consolidated balance sheets as of March 31, 1997, 1998 and 1999, and the related statements of operations, stockholder's equity and cash flows for the years then ended.

During our two most recent fiscal years and the subsequent interim period, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Arthur Andersen LLP did not issue any reports on the financial statements for these periods and therefore no reports contain an adverse opinion or disclaimer of opinion, nor were any reports qualified or modified as to uncertainty, audit scope or accounting principles.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC in connection with this offering. In addition, after we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement and all of its exhibits, certificates and schedules. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

You may read and copy our registration statement and all of its exhibits and schedules at the following SEC public reference rooms:

450 Fifth Street, N.W. Judiciary Plaza Room 1024 Washington, D.C. 20549	Seven World Trade Center Suite 1300 New York, NY 10048	Citicorp Center 500 West Madison Street Suite 1400 Chicago, IL 60661

You may obtain information on the operation of the SEC public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The registration statement is also available from the SEC's web site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Internet Ventures, Inc. and Subsidiaries
Orange, California

We have audited the accompanying consolidated balance sheets of Internet Ventures, Inc. and Subsidiaries (the Company) as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Ventures, Inc. and Subsidiaries as of March 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of March 31, 1999, current liabilities exceeded current assets by $1,819,604 and there was an accumulated deficit of $7,469,220. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

STONEFIELD JOSEPHSON, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
July 30, 1999

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 1999	March 31, 1999 (unaudited)	March 31, 1998
Current assets:			
Cash	$ 737,632	$ 207,590	$ 161,564
Accounts receivable, net of allowance for bad debts Of $120,171, $122,243 and $90,327, respectively	179,707	140,087	79,902
Modem inventory	—	—	596,215
Note receivable, officer-stockholder	25,000	25,000	—
Deferred interest	182,136	142,106	—
Other current assets	58,721	35,497	40,107
Total current assets	1,183,196	550,280	877,788
Property and equipment, net of accumulated depreciation of $739,492, $633,892 and $296,107, respectively	1,421,405	1,478,099	898,175
Goodwill, net of accumulated amortization of $1,318,553, $1,073,378 and $502,558, respectively	1,624,729	1,869,904	1,136,978
	$ 4,229,330	$ 3,898,283	$ 2,912,941
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Accounts payable	$ 676,958	$ 668,182	$ 823,568
Accrued expenses	476,714	570,457	507,189
Equipment financing by vendor	—	147,195	770,296
Current maturities of notes payable	703,884	762,761	745,959
Current maturities of capital lease obligations	44,289	44,289	—
Preferred stock redemption obligation	161,476	177,000	177,000
Total current liabilities	2,063,321	2,369,884	3,024,012
Notes payable, less current maturities	176,705	250,455	31,337
Capital lease obligations, less current maturities	16,582	19,581	—
Debentures payable	495,533	354,125	—
Stockholders' equity (deficit):			
Preferred stock—$.01 par value, 10,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock—$.01 par value, 30,000,000 shares authorized, 7,081,254, 6,662,112 and 5,630,954 issued and outstanding	70,812	66,621	56,310
Additional paid-in capital	9,759,898	8,306,837	4,069,020
Accumulated deficit	(8,353,521)	(7,469,220)	(4,267,738)
Total stockholders' equity (deficit)	1,477,189	904,238	(142,408)
	$ 4,229,330	$ 3,898,283	$ 2,912,941

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30, 1999	Three months ended June 30, 1998	Year ended March 31, 1999	Year ended March 31, 1998
	(unaudited)	(unaudited)		
Revenues:				
Recurring revenues	$1,489,433	$ 877,661	$ 4,245,461	$ 2,437,982
System/consulting revenues	31,796	91,953	124,488	316,781
Total revenues	1,521,229	969,614	4,369,949	2,754,763
Cost of revenues	1,326,665	931,770	4,252,049	3,303,796
Expenses:				
Selling, general and administrative	684,674	248,684	1,978,872	1,769,322
Depreciation	105,600	68,840	337,785	225,727
Amortization of goodwill	245,175	136,573	801,576	324,922
Interest, net	43,416	32,111	201,149	33,476
Total expenses	1,078,865	486,208	3,319,382	2,353,447
Net loss	$ (884,301)	$(448,364)	$(3,201,482)	$(2,902,480)
Net loss per share basic and diluted	$ (.12)	$ (.08)	$ (.51)	$ (.54)
Weighted average shares outstanding	7,081,254	5,780,912	6,268,217	5,311,624

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended March 31, 1999 and 1998

	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount			
Balance at March 31, 1997, restated due to 100% stock dividend on July 15, 1998	161,600	$ 1,616	4,641,182	$46,410	$1,881,022	$(1,365,258)	$ 563,790
Purchase of assets and acquisitions			202,502	2,026	553,715		555,741
Stock issued for services			182,078	1,820	519,246		521,066
Stock issued for cash, net of $327,164 costs			591,032	5,912	1,306,713		1,312,625
Redemption of preferred	(161,600)	(1,616)	14,160	142	(191,676)		(193,150)
Net loss for the year ended March 31, 1998						(2,902,480)	(2,902,480)
Balance at March 31, 1998	—	—	5,630,954	56,310	4,069,020	(4,267,738)	(142,408)
Purchase of assets and acquisitions			31,400	314	127,036		127,350
Stock issued for services			40,168	401	220,523		220,924
Stock issued for cash, net of $472,782 costs			536,790	5,368	2,695,118		2,700,486
Stock issued in kind as interest on debentures			25,416	254	190,366		190,620
Stock issued with and upon conversion of debentures, net of $283,708 costs			397,384	3,974	1,004,774		1,008,748
Net loss for the year ended March 31, 1999						(3,201,482)	(3,201,482)
Balance at March 31, 1999	—	—	6,662,112	66,621	8,306,837	(7,469,220)	904,238
Stock issued in kind as interest on debentures			15,515	155	116,842		116,997
Stock issued with and upon conversion of debentures, net of $142,096 costs			403,627	4,036	1,336,219		1,340,255
Net loss for the three months ended June 30, 1999 (unaudited)						(884,301)	(884,301)
Balance at June 30, 1999 (unaudited)	—	$ —	7,081,254	$70,812	$9,759,898	$(8,353,521)	$ 1,477,189

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	Three months ended June 30,		Year ended March 31,	
	1999	1998	1999	1998
	(unaudited)	(unaudited)		
Cash flows provided by (used for) operating activities:				
Net loss	$ (884,301)	$ (448,364)	$(3,201,482)	$(2,902,480)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:				
Depreciation	92,949	68,241	337,785	225,727
Amortization of goodwill	245,175	136,573	570,820	324,922
Securities issued for services	6,877	220,923	220,924	521,066
Interest paid with stock	76,967	—	46,830	—
Changes in operating assets and liabilities:				
Accounts receivable	(39,620)	(20,989)	(60,185)	(63,980)
Inventory	—	—	—	36,155
Deferred interest	(116,997)	—	—	—
Other current assets	8,195	(23,224)	4,710	(6,942)
Accounts payable	8,776	(452,721)	(155,386)	477,023
Accrued expenses	(240,937)	(163,271)	13,338	365,870
Equipment financing	—	—	(49,831)	(57,279)
Total adjustments	41,385	(234,468)	929,005	1,822,562
Net cash used for operating activities	(842,916)	(682,832)	(2,272,477)	(1,079,918)
Cash flows used for investing activities:				
Purchases of equipment	(36,254)	(25,519)	(894,765)	(305,725)
Acquisition of goodwill	—	—	(230,756)	(410,000)
Other assets	(31,419)	—	—	—
Issuance of note receivable, officer-stockholder	—	—	(25,000)	—
Net cash used for investing activities	(67,673)	(25,519)	(1,150,521)	(715,725)
Cash flows provided by (used for) financing activities:				
Issuance of common stock	1,450,374	1,550,305	3,585,918	1,312,625
Issuance of debentures	141,408	—	354,125	—
Proceeds from notes payable	—	—	211,666	635,612
Payments on notes payable	(135,627)	(284,367)	(682,685)	—
Redemption of preferred stock	(15,524)	—	—	(16,150)
Net cash provided by financing activities	1,440,631	1,265,938	3,469,024	1,932,087
Net increase in cash	530,042	557,587	46,026	136,444
Cash, beginning of year	207,590	161,564	161,564	25,120
Cash, end of year and/or period	$ 737,632	$ 719,151	$ 207,590	$ 161,564

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	Three months ended June 30,		Year ended March 31,	
	1999	1998	1999	1998
	(unaudited)	(unaudited)		
Supplemental disclosures of noncash transactions:				
Stock issued for net asset acquisitions	$ 83,971	$ —	$ —	$107,450
Stock issued for goodwill	$201,332	$ —	$252,350	$448,291
Notes issued for goodwill	$ —	$ —	$820,640	$ —
Stock issued for deferred interest	$ —	$ —	$142,106	$ —
Preferred stock redemption liability	$ —	$ —	$ —	$177,000
Transfer of inventory to property and equipment	$ —	$ 22,945	$ 22,945	$ —
Return of inventory and reduction of equipment financing	$ —	$573,270	$573,270	$ —

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended March 31, 1999 and 1998

(1) General:

Going Concern:

As shown in the accompanying consolidated financial statements, the Company has incurred losses from operations and has deficits in working capital. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management is monitoring the status of its indebtedness and is currently evaluating methods to reduce costs, improve results of operations, and increase investment capital. There can be no assurance that the Company will be successful in its efforts. If the Company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be appropriate to preserve asset value. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Organization and Basis of Presentation:

The Company was formed in September 1995 to acquire selected traditional local and regional Internet access Service Providers (ISP's) in order to achieve economies of operation and accelerated growth through centralized management. Since inception, the Company has acquired nine operating ISP's, a systems integration company, an internet publications company and seven asset acquisitions of subscribers and equipment of marginal ISP's in its market areas. All acquisitions have been accounted for as purchases. The systems integration company stopped providing services to third parties and the publications company was closed, both effective December 31, 1998.

The Company has experienced losses since its inception as it continues to build a critical base of subscribers in each of its operating subsidiaries that are capable of generating monthly recurring revenue. Monthly recurring revenue is a trade term reflecting subscriber revenue billed on a monthly recurring basis until canceled by the subscriber. Revenues of the consulting and publications subsidiaries are project term limited. Other ISP revenue and the consulting and publication revenue are combined and classified as Systems/Consulting revenue. This caption can be described as ''Non-recurring revenue' in contrast to subscriber recurring revenue. The Company intends to continue to acquire additional ISP's in selected markets, which will result in additional losses until such time as the aggregate subsidiary revenues net of subsidiary expenses are of a scale to cover the corporate management costs.

A high speed internet service over cable (termed PeRKInet®) has been introduced by the Company to provide an additional revenue source to the ISP's. PeRKInet® is also intended to drive the selection of markets for ISP acquisitions where the feasibility of PeRKInet® would be a major factor in enhancing the addition of a traditional ISP.

All of the Company's operations are conducted through operating subsidiaries. No one subsidiary is more significant than any other; therefore, disclosure of separate significant subsidiary financial performance is not presented.

(2) Significant Accounting Policies:

Principles of Consolidation:

The financial statements include the accounts of the Company and its operating subsidiaries. All material intercompany transactions have been eliminated in consolidation.

See accompanying independent auditors' report.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The concentration of credit risk is limited due to the large number of customers comprising the Company's customer base, which is located throughout the Western United States.

Revenue Recognition:

The Company recognizes revenues when earned in the period in which the service is provided. Prepayments are deferred until recognized. Installation fees are recognized when the installation is complete.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Concentration:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes:

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

As of March 31, 1999, the Company had net federal and state operating loss carryforwards totaling approximately $7,469,000 that expire in various years through 2014. Deferred tax assets resulting from the net operating loss carryforwards are reduced in full by a valuation allowance.

Modem Inventory:

The inventory in 1998 was comprised of cable modems purchased under a contract with a PeRKInet® equipment supplier. These modems were to be sold or rented to subscribers as their PeRKInet® sites are installed. The inventory was recorded at the specific identification method of inventory costing, which is not more than fair market value. A majority of the modems were subsequently returned to the vendor (see Note 3). In 1999, all remaining modems are classified as fixed assets as they will be loaned or rented to subscribers and are depreciated when placed in service.

Property and Equipment:

Property and equipment are stated at cost. Property acquired through acquisition purchase transactions are recorded at the fair market value at the time of acquisition. Depreciation is provided over the estimated useful lives of the assets, commencing when assets are placed in service. Property and equipment includes certain PeRKInet® equipment purchased in advance of operational needs which is expected to be placed in service in the near term. The estimated useful life of all classes of equipment is five years.

Customer Acquisition Costs:

Customer acquisition costs and advertising costs are included in operating expenses as incurred.

Net Loss per Share:

The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share (''SFAS No. 128''), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share (''EPS'') previously required by APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic and diluted EPS. Common stock equivalents have been excluded from the net loss per share calculations because their effect would reduce loss per share.

Fair Value:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Goodwill:

The Company's policy is to grow by acquisition using its stock at fair market value or cash to purchase a business, its subscribers, assets or a combination of subscribers and assets of a competitor in its market area. Often, the realized value to the Company is greater than the value of the equipment or other assets acquired. This economic value and the value of the subscribers is recorded as an asset and identified as goodwill.

Goodwill is recorded as an intangible asset, and represents the difference between the price paid (fair market value of securities or cash) in excess of the fair market value of the equipment or other net assets acquired. Goodwill is amortized over a period of three years on a straight-line basis for each acquisition, beginning in the fiscal quarter following the date of the respective acquisition, and is expensed against current operations.

The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that would indicate that the remaining useful life of goodwill may warrant revision.

If factors indicate that goodwill should be re-evaluated due to impairment, the Company will use an estimate of the acquired business's discounted future cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Stock-Based Compensation Plans:

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded by the Company since the exercise price of employee stock options granted by it equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

New Accounting Pronouncements:

The Company has adopted Statements of Financial Accounting Standards No. 130 ''Reporting Comprehensive Income'' and 131 ''Disclosures About Segments of an Enterprise and Related Information''. Adoption of these pronouncements did not materially affect the financial statements.

Interim Financial Statements (Unaudited):

The accompanying unaudited condensed financial statements for the interim periods ended June 30, 1999 and 1998 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Regulation SX. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000.

(3) Equipment Financing by Vendor:

At the inauguration of the PeRKInet® service, a commitment was made to the manufacturer of the PeRKInet® equipment to purchase a substantial number of head end systems and subscriber modems, sufficient for an estimated nine months worth of installations based on the Company's projections. A deferred payment arrangement was negotiated, which, after substantial payments, was reduced to a note payable due over twelve months beginning in June 1997. The note was rescinded in December 1997, with subsequent authorization to return the modems giving rise to a portion of the note. In 1998, 970 modems were returned and the note was reduced by $573,270, leaving a balance due to the supplier of approximately $200,000. This amount is payable in monthly installments over a one year period which began in October 1998.

(4) Note Receivable, Officer-Stockholder:

The note bears interest at 8%, is unsecured and is due on August 31, 1999.

(5) Notes Payable:

A summary is as follows:

	1999	1998
Acquisition note payable to the former owners of Frontier Internet. Interest at 10%, interest only payments due June 30, 1999, convertible into common stock at $5.50 per share, the note is being renegotiated	$ 355,640	$ —
Acquisition note payable to the former owner of Budget Net. Interest at 11%, interest only monthly payments in the first year, principal and interest payments in the second year, unpaid principal and interest due in full on September 11, 2000, convertible into common stock at $5.50 per share	375,000	—
Acquisition note for Next Dimension Internet, no interest, due in 90 days. This note was paid on May 4, 1999	90,000	—
Acquisition note payable to the former owners of Infostructure. Interest at 8.5%, interest only payments due monthly, secured by the company acquired. This note was paid in full on February 12, 1999	—	290,000
Note convertible into stock at $11 per share, interest at 8.5%. This note was paid in full on December 16, 1998	—	250,000
Working capital loans of subsidiary operations, interest from 0% to 18%, partially secured by various assets of the Company, due in various installments	192,576	119,007
Unsecured note, interest at 8.5%. This note was paid in full on June 15, 1998	—	50,000
Unsecured note payable to a shareholder of the Company. Interest at 14%, principal and interest were paid in full on June 15, 1998	—	30,000
8% note payable to a shareholder of the Company, secured by certain equipment, due September 1997	—	25,000
Acquisition note payable to the former owner of Northcoast Internet. Interest at 11%, monthly payments of $1,200, secured by certain equipment of the Company. This note was paid in full March 1, 1999	—	13,289
	1,013,216	777,296
Less current maturities	762,761	745,959
	$ 250,455	$ 31,337

The scheduled repayments of the notes balance at March 31, 1999 is as follows:

Year ending March 31,	
2000	$ 762,761
2001	216,561
2002	25,727
2003	8,167
	$1,013,216

See accompanying independent auditors' report.

(6) Capital Lease Obligations:

Obligations under capitalized equipment leases, by year, are as follows:

Year ending March 31,	
2000	$32,357
2001	32,357
2002	21,604
	86,318
Less amounts representing interest	22,448
Present value of net minimum lease payments under capital leases	63,870
Less current maturities	44,289
	$19,581

(7) Stockholders' Equity:

The Company is authorized to issue 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, the rights and preferences of which may be determined by the Board of Directors in its discretion. The Company has designated 500,000 shares of Preferred Stock as Series A Convertible Preferred Stock (''Series A Preferred''). 161,600 shares of Series A Preferred were issued during the year ended March 31, 1996 in conjunction with the acquisition of two operating subsidiaries. The Series A Preferred has a liquidation value of $1.25 per share and otherwise does not have a preference in liquidation. The Series A Preferred may be redeemed by the Company at its option at any time for $1.25 per share. The Series A Preferred is convertible at the option of the holder at any time into shares of Common Stock at a one-to-one ratio. In March 1998, the Company noticed the redemption of the Series A Preferred; 7,080 shares were converted and the redemption price was tendered for the remaining 154,520 shares.

Shareholders representing 141,600 shares (see Note 9) have refused the redemption and the conversion and have made certain claims for value. The Company has recorded the redemption liability of $177,000 for the years ended March 31, 1998 and 1999

Effective October 1, 1998, the Company authorized the sale of up to $5,000,000 of equity in a Regulation D, 506 offering comprising 12% convertible debentures and shares of common stock. The Company is required to issue the shares of common stock involved in the units purchased or as a result of the conversion of the debentures. The debentures are convertible into common stock at the rate of $7.50 per share. The activity in the offering has resulted in the requirement to issue 422,800 shares of common stock as of March 31, 1999. The unconverted debenture balance at March 31, 1999 was $354,125. The offering is still in process as of June 30, 1999.

(8) Stock Incentive Plans:

In 1995, the Company adopted the following three stock option plans to reward and provide incentives to its officers, directors, employees, consultants and other eligible participants: (a) the Executive Stock Incentive Plan, (b) the 1995 Incentive Stock Option Plan, (c) the 1995 Stock Incentive Plan. The Company has reserved 400,000 shares for issuance under each of the plans for an aggregate of 1,200,000 shares. The number of shares reserved for issuance under each plan will be increased by an amount equal to one percent of the outstanding shares at the end of each fiscal year and by the number of shares that equals 3⅓% of the number of common

shares issued in connection with any acquisition transaction. The accretion of all plans at each fiscal year end aggregates 3% of the outstanding voting shares and 10% of any shares issued in an acquisition. As of March 31, 1999, stock options have been granted under the plans, net of forfeitures, for an aggregate of 993,400 shares at exercise prices from $.25 to $5.50. Options representing 664,000 shares have become vested and are exercisable. No options have been exercised as of March 31, 1999.

The following table describes the activity in the combined plans for the periods:

	Shares available for options	Number of outstanding Shares	Option price range per share	Weighted average exercise price	Weighted average remaining life
Plan adoption—October 1995	1,200,000				
Granted	(369,600)	369,000	$ .25– .75	$0.43	
Forfeitures	32,000	(32,000)	$ .25– .75	$0.39	
Balance—March 31, 1996	862,400	337,600	$ .25– .75	$0.43	4.9
Accretion	159,310				
Granted	(254,800)	254,800	$ .75–1.25	$1.10	
Forfeitures	20,000	(20,000)	$ .75– .75	$0.66	
Balance—March 31, 1997	786,910	572,400	$ .25–1.75	$0.72	5.3
Accretion	201,860				
Granted	(106,000)	106,000	$2.25–2.50	$2.39	
Forfeitures	27,000	(27,000)	$ .75–2.25	$1.92	
Balance—March 31, 1998	909,770	651,400	$ .25–2.50	$0.94	2.0
Accretion	172,058				
Granted	(521,000)	521,000	$ 5.50	$5.50	
Forfeitures	179,000	(179,000)	$ .25–5.50	$1.95	
Balance—March 31, 1999	739,828	993,400	$ .25–5.50	$3.15	3.5

The adoption of Statement of Financial Accounting Standards No. 123 (''SFAS 123'') requires the Company to measure the effect of stock-based compensation of shares issued for services and stock options granted based on fair value of the shares when granted. The Company issues shares for services and grants stock options only at exercise prices that represent fair value based on the last sale of stock for cash to a third party investor. All compensation of stock for services is recorded as a current expense at the time of grant, which generally represents the period of services for which the grant is made.

Proforma information regarding net loss and losses per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with an assumption of a risk-free interest rate ranging between 4.75% and 6.67% and an expected life ranging between 2.0 years to 5.3 years.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's proforma net earnings and earnings per share were as follows:

	1999	1998
Net loss, as reported	$(3,201,482)	$(2,902,480)
Net loss, proforma	(3,696,119)	(2,942,257)
Losses per share, as reported	(.51)	(.54)
Losses per share, proforma	(.59)	(.54)

(9) Acquisitions:

From inception through March 31, 1999, the Company has acquired nine operating internet access service providers (''ISP's''), a systems integration company and an internet publications company, all of which were accounted for under the purchase method of accounting. Goodwill has been appropriately recorded for each acquisition (see Note 2). Optimal Systems Integrated and Computor Link were absorbed into Internet On Ramp in December 1998 and the associated unamortized Goodwill was written off to expense.

The following is a brief description of each transaction:

Company	Business	Acquisition date*	Shares Issued	Share Value	Goodwill Recorded
Internet On Ramp, Inc.	ISP	Nov 1995	**141,600	$177,000	$142,644
CWWS Stockton, Inc.	ISP	Nov 1995	**20,000	25,000	141,133
Northcoast Internet	ISP	May 1996	343,706	257,780	271,496
Optimal Systems, Inc.	Consulting	May 1996	201,334	151,001	140,733
ITI2 Inc	ISP	Aug 1996	72,000	90,000	59,569
Western Internet, Inc.	ISP	Feb 1997	72,000	126,000	133,346
Computer Link, Inc.	Publication	May 1997	46,934	105,602	104,665
Tidepool Internet	ISP	July 1997	20,658	46,480	69,315
Infostructure, Inc.	ISP	Jan 1998	39,090	214,995	576,635
Frontier Internet	ISP	Sept 1998	28,900	159,000	791,113
Budget Internet	ISP	Sept 1998	—	—	496,699

*date from which subsidiary results of operations are included in the financial statements.

**denotes preferred stock (see Note 7).

Unaudited Proforma Disclosures

The following unaudited proforma results of activities assume that the acquisition of Frontier Internet and Budget Internet occurred as of the beginning of 1998, after giving effect to proforma adjustments. The proforma adjustments represent interest expense on long-term debt incurred to fund the acquisition and amortization of goodwill and deferred financing costs. The proforma financial information is presented for informational purposes only and may not necessarily be indicative of the operating results that would have occurred had these acquisitions been consummated as of the beginning of each period presented, nor is it necessarily indicative of future operating results.

	Proforma Years ended March 31,	
	1999	1998
Revenues	$ 4,927,489	$ 3,745,152
Net loss	(3,232,257)	(2,895,846)
Net loss per share	(.51)	(.54)

(10) Commitments:

The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of March 31, 1999:

Year ending March 31,	
2000	$298,616
2001	171,281
2003	32,053
2004	950
	$580,444

(11) Contingencies:

The Company is involved in various routine legal proceedings incidental to the conduct of its normal business operations. The Company's management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Internet Ventures, Inc. and Subsidiaries
Orange, California

We have audited the accompanying balance sheets of Internet Ventures, Inc. and Subsidiaries (the Company) as of March 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Ventures, Inc. and Subsidiaries as of March 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of March 31, 1998, current liabilities exceeded current assets by $2,146,224 and there was a deficiency in net assets of $142,408. These factors raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

STONEFIELD JOSEPHSON, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
March 24, 1999

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS	March 31, 1998	March 31, 1997
Current assets:		
Cash	$ 161,564	$ 25,120
Accounts receivable, net of allowance for bad debts of $90,327 and $44,171, respectively	79,902	15,922
Modem inventory	596,215	632,370
Other current assets	40,107	33,165
Total current assets	877,788	706,577
Property and equipment, net of accumulated depreciation of $296,107 and $70,380, respectively	898,175	710,727
Goodwill, net of accumulated amortization of $502,558 and $177,636, respectively	1,136,978	603,609
	$ 2,912,941	$ 2,020,913
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 823,568	$ 346,545
Accrued expenses	507,189	141,319
Equipment financing by vendor	770,296	827,575
Current maturities of notes payable	745,959	141,684
Preferred stock redemption obligation	177,000	—
Total current liabilities	3,024,012	1,457,123
Notes payable, less current maturities	31,337	—
Total liabilities	3,055,349	1,457,123
Stockholders' equity (deficit):		
Preferred Stock—$.01 par value, 10,000,000 shares authorized, none and 161,600 issued and outstanding, respectively	—	1,616
Common Stock—$.01 par value, 30,000,000 shares authorized, 5,630,954 and 4,641,182 issued and outstanding	56,310	46,410
Additional paid in capital	4,069,020	1,881,022
Accumulated deficit	(4,267,738)	(1,365,258)
Total stockholders' equity (deficit)	(142,408)	563,790
	$ 2,912,941	$ 2,020,913

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended March 31, 1998	Year ended March 31, 1997
Revenues:		
Recurring revenues	$ 2,437,982	$ 1,106,484
System/consulting revenues	316,781	226,743
Other revenues	—	31,468
Total revenues	2,754,763	1,364,695
Cost of revenues	3,303,796	1,764,971
Expenses:		
Selling, general and administrative	1,769,322	636,084
Depreciation	225,727	68,099
Amortization of goodwill	324,922	165,161
Interest, net	33,476	—
Total expenses	2,353,447	869,344
Net loss	$(2,902,480)	$(1,269,620)
Net loss per share basic and diluted	$ (.52)	$ (.27)
Weighted average shares outstanding	5,311,624	3,968,277

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended March 31, 1998 and 1997

	Preferred Stock		Common Stock		Additional Paid-in capital	Accumulated deficit	Total
	Shares	Amount	Shares	Amount			
Balance at March 31, 1996, restated due to 100% stock dividend on July 15, 1998	161,600	$ 1,616	3,195,372	$31,954	$ 281,986	$ (95,638)	$ 219,918
Purchase of assets and acquisitions			755,692	7,556	709,017		
Stock issued for services			270,680	2,706	319,271		
Stock issued for cash, net of $64,723 costs			419,438	4,194	570,748		
Net loss for the year ended March 31, 1997						(1,269,620)	
Balance at March 31, 1997, restated due to 2:1 stock split on July 15, 1998	161,600	1,616	4,641,182	46,410	1,881,022	(1,365,258)	563,790
Purchase of assets and acquisitions			202,502	2,026	553,715		
Stock issued for services			182,078	1,820	519,246		
Stock issued for cash, net of $327,164 costs			591,032	5,912	1,306,713		
Redemption of preferred	(161,600)	(1,616)	14,160	142	(191,676)		
Net loss for the year ended March 31, 1998						(2,902,480)	
Balance at March 31, 1998, restated due to 2:1 stock split on July 15, 1998	—	$ —	5,630,954	$56,310	$4,069,020	$(4,267,738)	$(142,408)

See accompanying notes to consolidated financial statements.

INTERNET VENTURES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	Year ended March 31, 1998	Year ended March 31, 1997
Cash flows provided by (used for) operating activities:		
Net loss	$(2,902,480)	$(1,269,620)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation	225,727	68,099
Amortization of goodwill	324,922	165,161
Securities issued for services	521,066	321,977
Changes in operating assets and liabilities:		
Accounts receivable	(63,980)	12,372
Inventory	36,155	—
Other current assets	(6,942)	(17,814)
Accounts payable	477,023	265,213
Accrued expenses	365,870	120,222
Equipment financing	(57,279)	—
Total adjustments	1,822,562	935,230
Net cash used for operating activities	(1,079,918)	(334,390)
Cash flows provided by (used for) investing activities:		
Purchases of equipment	(305,725)	(351,881)
Acquisition of goodwill	(410,000)	(10,000)
Other assets	—	70,780
Net cash used for investing activities	(715,725)	(291,101)
Cash flows provided by (used for) financing activities:		
Issuance of common stock	1,312,625	574,942
Proceeds from notes payable	635,612	55,081
Redemption of preferred stock	(16,150)	—
Net cash provided by financing activities	1,932,087	630,023
Net increase in cash	136,444	4,532
Cash, beginning of year	25,120	20,588
Cash, end of year	$ 161,564	$ 25,120
Supplemental disclosures of noncash transactions:		
Stock issued for net asset acquisitions	$ 107,450	$ 115,112
Stock issued for Goodwill	$ 448,291	$ 601,461
Seller financed equipment contract	$ —	$ 827,575
Preferred stock redemption liability	$ 177,000	$ —

See accompanying notes to consolidated financial statements.

Years Ended March 31, 1998 and 1997

(1) Organization and Basis of Presentation:

The Company was formed in September 1995 to acquire selected traditional local and regional Internet access Service Providers (ISP's) in order to achieve economies of operation and accelerated growth through centralized management. Since inception, the Company has acquired seven operating ISP's, a systems integration company, an internet publications company and five asset acquisitions of subscribers and equipment of marginal ISP's in its market areas. All acquisitions have been accounted for as purchases.

The Company has experienced losses since its inception as it continues to build a critical base of subscribers in each of its operating subsidiaries that are capable of generating monthly recurring revenue. Monthly recurring revenue is a trade term reflecting subscriber revenue billed on a monthly recurring basis until canceled by the subscriber. Other revenues of ISP's consist of web design and hosting and consulting services. Revenues of the consulting and publications subsidiaries are project term limited. The other ISP revenue and the consulting and publication revenue are combined and classified as Systems/Consulting revenue. This caption can be described as ''Non-recurring revenue'' in contrast to subscriber recurring revenue. The Company intends to continue to acquire additional ISP's in selected markets, which will result in additional losses until such time as the aggregate subsidiary revenues net of subsidiary expenses are of a scale to cover the corporate management costs.

A high speed internet service over cable (termed PeRKInet®) has been introduced by the Company to provide an additional revenue source to the ISP's. PeRKInet® is also intended to drive the selection of markets for ISP acquisitions where the feasibility of PeRKInet® would be a major factor in enhancing the addition of a traditional ISP.

All of the Company's operations are conducted through operating subsidiaries. No one subsidiary is more significant than any other; therefore, disclosure of separate significant subsidiary financial performance is not presented.

(2) Significant Accounting Policies:

Principles of Consolidation:

The financial statements include the accounts of the Company and its operating subsidiaries. All material intercompany transactions have been eliminated in consolidation.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The concentration of credit risk is limited due to the large number of customers comprising the Company's customer base, which is located throughout the Western United States.

Revenue Recognition:

The Company recognizes revenues when earned in the period in which the service is provided. Prepayments are deferred until recognized. Installation fees are recognized when the installation is complete.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Concentration:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes:

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

As of March 31, 1998, the Company had net federal and state operating loss carryforwards totaling approximately $4,268,000 that expire in various years through 2013. Deferred tax assets resulting from the net operating loss carryforwards are reduced in full by a valuation allowance.

Modem Inventory:

The inventory is comprised of cable modems purchased under a contract with a PeRKInet® equipment supplier. These modems are to be sold or rented to subscribers as their PeRKInet® sites are installed. The inventory is recorded at the specific identification method of inventory costing, which is not more than fair market value. A majority of the modems were subsequently returned to the vendor (see Note 3).

Property and Equipment:

Property and equipment are stated at cost. Property acquired through acquisition purchase transactions are recorded at the fair market value at the time of acquisition. Depreciation is provided over the estimated useful lives of the assets, commencing when assets are placed in service. Property and equipment includes certain PeRKInet® equipment purchased in advance of operational needs which is expected to be placed in service in the near term. The estimated useful life of all classes of equipment is five years.

Customer Acquisition Costs:

Customer acquisition costs and advertising costs are included in operating expenses as incurred.

See accompanying independent auditors' report.

Net Loss per Share:

The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share (‘‘SFAS No. 128’’), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share (‘‘EPS’’) previously required by APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic and diluted EPS. Common stock equivalents have been excluded from the net loss per share and weighted average calculations because they are anti-dilutive.

Fair Value:

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Goodwill:

The Company's policy is to grow by acquisition using its stock at fair market value to purchase a business, its subscribers, assets or a combination of subscribers and assets of a competitor in its market area. Often, the realized value to the Company is greater than the value of the equipment or other assets acquired. This economic value and the value of the subscribers is recorded as an asset and identified as goodwill.

Goodwill is recorded as an intangible asset, and represents the difference between the price paid (fair market value of securities or cash) in excess of the fair market value of the equipment or other net assets acquired. Goodwill is amortized over a period of three years on a straight-line basis for each acquisition, beginning in the fiscal quarter following the date of the respective acquisition, and is expensed against current operations.

The Company continually evaluates whether events and circumstances have occurred subsequent to its acquisitions that would indicate that the remaining useful life of goodwill may warrant revision.

If factors indicate that goodwill should be re-evaluated due to impairment, the Company will use an estimate of the acquired business's discounted future cash flows over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Stock-Based Compensation Plans:

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, no compensation expense is recorded by the Company since the exercise price of employee stock options granted by it equals the market price of the underlying stock on the date of grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123).

(3) Equipment Financing by Vendor:

At the inauguration of the PeRKInet® service, a commitment was made to the manufacturer of the PeRKInet® equipment to purchase a substantial number of head end systems and subscriber modems, sufficient for an estimated nine months worth of installations based on the Company's projections. A deferred payment

arrangement was negotiated, which, after substantial payments, was reduced to a note payable due over twelve months beginning in June 1997. The note was rescinded in December 1997, with subsequent authorization to return the modems giving rise to a portion of the note. In September 1998, 970 modems were returned and the note was reduced by $573,270, leaving a balance due to the supplier of approximately $200,000. This amount is payable in monthly installments over a one year period beginning in October 1998.

(4) Notes Payable:

A summary is as follows:

	1998	1997
Acquisition note payable to the former owners of Infostructure. Interest at 8.5%, interest only payments due monthly, secured by the company acquired. This note was paid in full on February 12, 1999	$290,000	$ —
Note convertible into stock at $11 per share, interest at 8.5%. This note was paid in full on December 16, 1998	250,000	—
Working capital loans (5) of subsidiary operations, interest from 0% to 18%, partially secured by various assets of the Company, due in various installments through May 2002	119,007	46,196
Unsecured note, interest at 8.5%. This note was paid in full on June 15, 1998	50,000	—
Unsecured note payable to a shareholder of the Company. Interest at 14%, principal and interest were paid in full on June 15, 1998	30,000	30,000
8% note payable to a shareholder of the Company, secured by certain equipment, due September 1997	25,000	40,000
Acquisition note payable to the former owner of Northcoast Internet. Interest at 11%, monthly payments of $1,200, secured by certain equipment of the Company. This note was paid in full March 1, 1999	13,289	25,488
	777,296	141,684
Less current maturities	745,959	—
	$ 31,337	$141,684

(5) Stockholders' Equity:

The Company is authorized to issue 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, the rights and preferences of which may be determined by the Board of Directors in its discretion. The Company has designated 500,000 shares of Preferred Stock as Series A Convertible Preferred Stock (''Series A Preferred''). 161,600 shares of Series A Preferred were issued during the year ended March 31, 1996 in conjunction with the acquisition of two operating subsidiaries. The Series A Preferred has a liquidation value of $1.25 per share and otherwise does not have a preference in liquidation. The Series A Preferred may be redeemed by the Company at its option at any time for $1.25 per share. The Series A Preferred is convertible at the option of the holder at any time into shares of Common Stock at a one-to-one ratio. In March 1998, the Company noticed the redemption of the Series A Preferred; 7,080 shares were converted and the redemption price was tendered for the remaining 154,520 shares.

Shareholders representing 141,600 shares (see Note 7) have refused the redemption and the conversion and have made certain claims for value. The Company has recorded the redemption liability of $177,000 for the year ended March 31, 1998.

(6) Stock Incentive Plans:

In 1995, the Company adopted the following three stock option plans to reward and provide incentives to its officers, directors, employees, consultants and other eligible participants: (a) the Executive Stock Incentive Plan, (b) the 1995 Incentive Stock Option Plan, (c) the 1995 Stock Incentive Plan. The Company has reserved 200,000 shares for issuance under each of the plans for an aggregate of 600,000 shares. The number of shares reserved for issuance under each plan will be increased by an amount equal to one percent of the outstanding shares at the end of each fiscal year and by the number of shares that equals 3⅓% of the number of common shares issued in connection with any acquisition transaction. The accretion of all plans at each fiscal year end aggregates 3% of the outstanding voting shares and 10% of any shares issued in an acquisition. As of March 31, 1998, stock options have been granted under the plans, net of forfeitures, for an aggregate of 325,700 shares at exercise prices from $.50 to $5.00. Options representing 285,700 shares have become vested and are exercisable. No options have been exercised as of March 31, 1998.

The following table describes the activity in the combined plans for the periods:

	Shares available For options	Number of outstanding shares	Option price range per share	Weighted average exercise price	Weighted average remaining life
Plan adoption—October 1995	600,000				
Granted	−184,800	184,800	$ .50–1.50	$0.87	
Forfeitures	16,000	−16,000	$ .50–1.25	$0.78	
Balance—March 31, 1996	431,200	168,800	$ .50–1.50	$0.87	5.99
Accretion	79,655				
Granted	−127,400	127,400	$1.50–3.50	$2.01	
Forfeitures	10,000	−10,000	$1.50–1.50	$1.50	
Balance—March 31, 1997	393,455	286,200	$ .50–3.50	$1.41	5.40
Accretion	100,930				
Granted	−53,000	53,000	$4.50–5.00	$4.78	
Forfeitures	13,500	−13,500	$1.50–4.50	$3.50	
Balance—March 31, 1998	454,885	325,700	$ .50–5.00	$1.93	3.17

The adoption of Statement of Financial Accounting Standards No. 123 (''SFAS 123'') requires the Company to measure the effect of stock-based compensation of shares issued for services and stock options granted based on fair value of the shares when granted. The Company issues shares for services and grants stock options only at exercise prices that represent fair value based on the last sale of stock for cash to a third party investor. All compensation of stock for services is recorded as a current expense at the time of grant, which generally represents the period of services for which the grant is made.

See accompanying independent auditors' report.

Proforma information regarding net loss and losses per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with an assumption of a risk-free interest rate ranging between 4.75% and 6.67% and an expected life ranging between 3.17 years to 5.99 years.

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's proforma net earnings and earnings per share were as follows:

	1998	1997
Net loss, as reported	$(2,902,480)	$(1,269,620)
Net loss, proforma	(2,942,257)	(1,344,187)
Losses per share, as reported	(.52)	(.27)
Losses per share, proforma	(.52)	(.29)

See Note 10 with respect to subsequent stock split.

(7) Acquisitions:

From inception through March 31, 1998, the Company has acquired seven operating internet access service providers (''ISP's''), a systems integration company and an internet publications company, all of which have been accounted for under the purchase method of accounting. Goodwill has been appropriately recorded for each acquisition (see Note 2).

The following is a brief description of each transaction:

Company	Business	Acquisition date*	Shares Issued	Share Value	Goodwill Recorded
Internet On Ramp, Inc.	ISP	Nov 1995	**141,600	$177,000	$142,644
CWWS Stockton, Inc.	ISP	Nov 1995	**20,000	25,000	141,133
Northcoast Internet	ISP	May 1996	171,853	257,780	271,496
Optimal Systems, Inc.	Consulting	May 1996	100,667	151,001	140,733
ITI2 Inc	ISP	Aug 1996	36,000	90,000	59,569
Western Internet, Inc.	ISP	Feb 1997	36,000	126,000	133,346
Computer Link, Inc.	Publication	May 1997	23,467	105,602	104,665
Tidepool Internet	ISP	July 1997	10,329	46,480	69,315
Infostructure, Inc.	ISP	Jan 1998	19,545	214,995	576,635

*date from which subsidiary results of operations are included in the financial statements

**denotes preferred stock (see Note 5).

See Note 10 with respect to subsequent stock split.

(8) Commitments:

The following is a schedule by years of future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of March 31, 1998:

Year ending March 31,	
1999	$ 62,508
2000	42,568
2001	17,468
2002	9,229
2003	6,600
Beyond five years	40,200
	$178,573

(9) Contingencies:

The Company is involved in various routine legal proceedings incidental to the conduct of its normal business operations. The Company's management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

(10) Subsequent Events:

Subsequent to March 31, 1998, the Company sold approximately 360,000 shares of common stock through a direct public offering under Regulation A of the Securities Act of 1933. The Company also has granted approximately 260,000 stock options pursuant to the Stock Incentive Plans (Note 6). All stock options granted subsequent to March 31, 1998 have an exercise price of $11.00 per share. Additionally, the Company has granted 20,000 warrants to certain officers of the Company which have an exercise price of $11.00 per warrant.

On July 15, 1998 there was a 2:1 stock split with respect to the Company's common stock.

Effective October 1, 1998, the Company authorized the sale of equity in a Regulation D, 506 offering comprising 12% convertible debentures and shares of common stock. The Company is required to issue the shares of common stock involved in the units purchased or as a result of the conversion of the debentures. The activity in the offering since the effective date has resulted in the requirement to issue 405,152 shares of common stock.

See accompanying independent auditors' report.

[INSIDE BACK COVER]

ivi internet ventures inc.

500,000 Shares

Common Stock
$ per share

PROSPECTUS

, 1999

PART II

Information Not Required in the Prospectus

Item 13. *Other Expenses of Issuance and Distribution*

The following table sets forth the estimated costs and expenses, other than the broker commissions, payable by the Registrant in connection with the sale of the common stock being registered, all of which will be paid by the Registrant.

	Amount to be Paid
SEC registration fee	$ 3,058
California registration fee	2,500
NASD filing fee	1,600
Legal fees and expenses	250,000
Accounting fees and expenses	15,000
Printing	30,000
Transfer agent fees	20,000
Miscellaneous	10,000
Total	$332,158

Item 14. *Indemnification of Directors and Officers*

The California Corporations Code and our Articles of Incorporation and Bylaws provide for indemnification of the directors and officers of the Registrant for liabilities and expenses that they may incur in these capacities. The California General Corporation Law permits a corporation through its Articles of Incorporation to eliminate the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty of loyalty and care as a director, with certain exceptions. The exceptions include a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, improper declarations of dividends, and transactions from which the directors derived an improper personal benefit. Our Articles of Incorporation exonerates our directors from monetary liability to the fullest extent permitted by this statutory provision.

We have been advised that it is the position of the Securities and Exchange Commission that if the foregoing provision is invoked to disclaim liability for damages arising under the Securities Act, that provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. *Recent Sales of Unregistered Securities*

Set forth below is a summary of transactions by the Registrant from June 30, 1996 through September 15, 1999 involving sales of the Registrant's securities that were not registered under the Securities Act. All share numbers and per share prices give effect to the Registrant's 100% stock dividend issued as of July 15, 1998.

1. From the Registrant's inception in September 1995 through September 15, 1999, the Registrant granted stock options to purchase an aggregate of 1,365,471 shares of common stock to employees, officers, directors, associates, advisors or consultants under its stock option plans at exercise prices ranging from $.25 to $5.50. Of these, options to purchase 258,000 shares of common stock have been forfeited and options to purchase 899,413 shares are exercisable as of September 15, 1999. As of September 15, 1999, no options have been exercised. These issuances are exempt from registration pursuant to Rule 701 under the Securities Act of 1933, as amended (the ''Securities Act''), as offered and sold pursuant to a written employee benefit plan.

2. From November 16, 1995 through September 30, 1998, the Registrant issued warrants to purchase an aggregate of 212,632 shares of common stock to 15 investors. The exercise prices of the warrants range from

$0.75 to $7.00, and have terms ranging from one to five years. Of these, warrants to purchase an aggregate of 13,302 shares of common stock have been canceled. These issuances are exempt from registration pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

3. From July 31, 1996 through September 23, 1997, the Registrant issued an aggregate of 803,868 shares of common stock to 213 investors for cash purchase prices ranging from $1.25 to $2.25 per share. The aggregate cash proceeds received by the Registrant for the sale of all 803,868 shares was $1,477,753. These issuances are exempt from registration pursuant to Rule 1001 under the Securities Act (''Rule 1001'') as issuances of securities for consideration not exceeding $5,000,000.

4. From July 31, 1996 through January 27, 1998, the Registrant issued an aggregate of 323,676 shares of common stock to employees, directors, officers, consultants or advisors in exchange for services provided to the Registrant. These shares were valued at $1.00 to $2.25 per share, resulting in an aggregate value of the services provided to the Registrant in exchange for the shares of $547,483. These issuances are exempt from registration under Rule 701 under the Securities Act as offered and sold pursuant to a written compensation contract or a written employee benefit plan.

5. On July 31, 1996, in connection with its acquisition of Information Technologies International, Inc. (''ITI''), the Registrant issued an aggregate of 72,000 shares of common stock (valued at $1.25 per share) to six persons in exchange for all of the outstanding capital stock of ITI (valued at $50,000) and the retirement of outstanding loans to ITI in an aggregate principal amount of $40,000. These issuances are exempt from registration under Rule 1001 under the Securities Act as issuance of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

6. On July 31, 1996, the Registrant issued 25,696 shares of common stock to Touch Tone Network, Inc. (''Touch Tone'') in exchange for the assets of Touch Tone valued at $32,120. This issuance is exempt from registration under Rule 1001 under the Securities Act as an issuance of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

7. From November 13, 1996 through July 2, 1997, the Registrant issued an aggregate of 28,600 shares of common stock (valued at $1.25 per share) to seven stockholders of Community Wide Web of Stockton (''CWWS'') in exchange for their shares of CWWS common stock. These issuances are exempt from registration under Rule 1001 under the Securities Act as issuances of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

8. On January 23, 1997, the Registrant issued 28,956 shares of common stock to one person in exchange for assets of Windows on the World valued at $50,673. This issuance is exempt from registration under Rule 1001 under the Securities Act of 1933 as an issuance of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as a transactions by an issuer not involving any public offering.

9. On February 10, 1997, the Registrant issued 72,000 shares of common stock to three stockholders of Western Internet Connections, Inc. (''WIC'') in exchange for all of the outstanding capital stock of WIC valued at $126,000. These issuances are exempt from registration under Rule 1001 as issuances of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

10. On April 1, 1997, the Registrant issued 65,714 shares of common stock to Boudames Investment Corp. (''Boudames'') in exchange for substantially all of the assets of Boudames valued at $114,999.50. This

issuance is exempt from registration under Rule 1001 as an issuance of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transaction by an issuer not involving any public offering.

11. On May 9, 1997, the Registrant issued 46,934 shares of common stock to the three stockholders of ComputerLink Publications, Inc. (‘‘ComputerLink’’) in exchange for all of the capital stock of ComputerLink valued at $105,601.50. These issuances are exempt from registration under Rule 1001 under the Securities Act as issuances of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

12. On May 23, 1997, the Registrant issued 28,286 shares of common stock to three stockholders of VorTech Net World Access (‘‘VorTech’’) in exchange for the assets of VorTech valued at $63,643.50. These issuances are exempt from registration under Rule 1001 under the Securities Act of 1933 as issuances of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as transactions by an issuer not involving any public offering.

13. On July 30, 1997, the Registrant issued 20,658 shares of common stock to one person in exchange for the assets of Tide Pool Internet valued at $46,480.50. This issuance is exempt from registration under Rule 1001 under the Securities Act of 1933, as amended, as an issuance of securities for consideration not exceeding $5,000,000 and/or pursuant to Section 4(2) under the Securities Act as a transaction by an issuer not involving any public offering.

14. From November 17, 1997 through July 31, 1998, the Registrant issued 902,774 shares of common stock at $5.50 per share in an offering pursuant to Regulation A under the Securities Act. These shares were distributed as follows:

- 707,556 shares of common stock to 501 investors in exchange for cash in the aggregate amount of $3,891,558.
- 71,334 shares of common stock to employees, directors, trustees, officers, consultants or advisors in exchange for services provided to the Registrant.
- 720 shares of common stock to one investor upon exercise of a warrant with an exercise price of $5.50 per share.
- 39,092 shares of common stock to fourteen individuals in connection with the Registrant’s acquisition of Badas Technologies, Inc.
- 800 shares of common stock to four investors in exchange for services provided to the Registrant.
- 83,272 shares of common stock to fifteen individuals in connection with the Registrant’s acquisition of all of the outstanding capital stock of DurangoNet, Inc.

15. In connection with its acquisition of Oregon Wilderness Delivery Service, Inc., (‘‘Oregon Wilderness’’), on September 24, 1998, the Registrant issued a convertible note in the principal amount of $375,000 to the former stockholder of Oregon Wilderness. The note is convertible into shares of the Registrant’s common stock through the exercise of warrants with an exercise price of $5.50 per share which expire on September 1, 2000. This issuance is exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.

16. From October 1, 1998 through August 17, 1999, the Registrant sold units of securities consisting of 12% Convertible Debentures due 2001 (‘‘Debentures’’) and shares of common stock. The purchase price for each unit was $7.50 and consisted of $7.50 in principal amount of Debentures and one share of common stock. The Registrant issued $5,448,685 in aggregate principal amount of Debentures, together with the 686,980 corresponding shares of common stock to approximately 432 investors, all except 34 of which were accredited.

As of September 15, 1999, 602,740 shares were issued upon conversion of $4,520,550 in principal amount of the Debentures. In addition, as of September 15, 1999, 58,592 shares in the aggregate were issued for interest due on the Debentures**.** These issuances are exempt from registration pursuant to Regulation D and/or Section 4(2) under the Securities Act, as transactions by an issuer not involving any public offering, in that the transactions involved the issuance and sale by the Registrant of its securities to financially sophisticated institutions or individuals who represented that they were aware of the Registrant's activities as well as its business and financial condition, and who took the securities for investment purposes and understood the ramifications of the same. Each security holder represented that they acquired the securities for investment for their own account and not for distribution. All certificates representing the securities issued in these transactions bear restrictive legends.

17. On July 12, 1999, the Registrant issued 15,516 shares of common stock (valued at $7.50 per share) to five individuals in connection with the Registrant's acquisition of all of the outstanding capital stock of Extent, Inc. d/b/a FutureLink. These issuances are exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

Item 16. ***Exhibits and Financial Statement Schedules***

(a) Exhibits.

Exhibit Number	Description
3.1	Articles of Incorporation of Internet Ventures*
3.2	Bylaws of Internet Ventures*
4.1	Specimen common stock certificate*
4.2	Form of 12% Convertible Debenture of Internet Ventures*
5	Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)(1)
10.1	Internet Ventures Inc. Executive Stock Incentive Plan, as amended*
10.2	Internet Ventures Inc. 1995 Incentive Stock Option Plan, as amended*
10.3	Internet Ventures Inc. 1995 Stock Incentive Plan, as amended*
10.4	Wireless Cable Internet Revenue Sharing Agreement between Internet Ventures and American Telecasting of Medford, Inc. dated October 8, 1997*
10.5	Basic Provisions Agreement and Plan of Merger among Badas Technologies, Inc. dba Infostructure, Internet Ventures Oregon, Inc. and Internet Ventures dated December 22, 1997*
10.6	Stock Pledge Agreement among Internet Ventures Oregon, Inc. and Internet Ventures and Jorge Yant and Robert Down as trustees for the former shareholders of Badas Technologies, Inc. dated December 22, 1997*
10.7	Stock Purchase Agreement between Internet Ventures and certain stockholders of DurangoNet, Inc. dated September 3, 1998*
10.8	Stock Purchase Agreement between Internet Ventures and the former stockholder of Oregon Wilderness Delivery Service, Inc. dated September 11, 1998*
10.9	Co-Branding and Marketing Agreement between LookSmart, Ltd. and Internet Ventures dated January 4, 1999*
10.10	Cable Internet Revenue Sharing Agreement between DurangoNet, Inc. dba Frontier Internet, a wholly owned subsidiary of Internet Ventures, and Hermosa Cablevision, Inc. dated May 26, 1999*

Exhibit Number	Description
10.11	Membership Agreement between iBeam Broadcasting Corporation and Internet Ventures, Inc. dated August 23, 1999*
10.12	Asset Purchase Agreement between Internet Ventures, Inc. and Ronald E. Miller, dba Tomato Web Online, dated September 15, 1999, as amended September 15, 1999*
10.13	Stock Purchase Agreement between Innercite, Inc. and Internet Ventures, Inc., dated September 17, 1999*
10.14	Cable Internet Agreement between Internet Ventures, Inc. and CoxCom, Inc., d/b/a Cox Communications, dated January 14, 1998*
10.15	Letter of Agreement between Eastern Washington University, Davis Communications, Inc., and Optimal Systems Integrators, Inc., dated July 11, 1997*
10.16	Cooperative Agreement between the City of Ashland, by and through its Department of Electric Utilities, Ashland Fiber Network Division and Internet Ventures Oregon, Inc., dated July 9, 1999*
16	Letter from Arthur Andersen LLP dated October 8, 1999*
21	Subsidiaries of the Registrant*
23.1	Consent of Stonefield Josephson, Inc.*
23.2	Consent Katten Muchin & Zavis (contained in its opinion filed as Exhibit 5)
24	Power of Attorney (included on signature page)
27	Financial Data Schedule*

*Filed herewith

(1) To be filed by amendment.

(b) Financial Statement Schedules. None.

Item 17. ***Undertakings***

The Registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range maybe reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the ‘‘Calculation of Registration Fee’’ table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(e) of the Act need not be furnished, *provided*, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(e) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) For purposes of determining any liability under the Securities Act, (a) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (b) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redondo Beach, and State of California, on October 22, 1999.

INTERNET VENTURES, INC.

By: /S/ DONALD A. JANKE

Donald A. Janke
Chairman of the Board and President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Donald A. Janke, Marshall F. Sparks and Christopher Matern, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, to sign on his behalf, individually and in each capacity stated below, all amendments and post-effective amendments to this Registration Statement on Form S-1 (including any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and all amendments thereto) and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ DONALD A. JANKE **Donald A. Janke**	Chairman of the Board and President (principal executive officer)	October 22, 1999
/S/ MARSHALL F. SPARKS **Marshall F. Sparks**	Chief Financial Officer (principal financial and accounting officer) and Director	October 22, 1999
/S/ DANIEL R. DIMICCO **Daniel R. DiMicco**	Director	October 22, 1999
/S/ ALFRED M. LEOPOLD **Alfred M. Leopold**	Director	October 22, 1999

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation of Internet Ventures*
3.2	Bylaws of Internet Ventures*
4.1	Specimen common stock certificate*
4.2	Form of 12% Convertible Debenture of Internet Ventures*
5	Opinion of Katten Muchin & Zavis as to the legality of the securities being registered (including consent)(1)
10.1	Internet Ventures Inc. Executive Stock Incentive Plan, as amended*
10.2	Internet Ventures Inc. 1995 Incentive Stock Option Plan, as amended*
10.3	Internet Ventures Inc. 1995 Stock Incentive Plan, as amended*
10.4	Wireless Cable Internet Revenue Sharing Agreement between Internet Ventures and American Telecasting of Medford, Inc. dated October 8, 1997*
10.5	Basic Provisions Agreement and Plan of Merger among Badas Technologies, Inc. dba Infostructure, Internet Ventures Oregon, Inc. and Internet Ventures dated December 22, 1997*
10.6	Stock Pledge Agreement among Internet Ventures Oregon, Inc. and Internet Ventures and Jorge Yant and Robert Down as trustees for the former shareholders of Badas Technologies, Inc. dated December 22, 1997*
10.7	Stock Purchase Agreement between Internet Ventures and certain stockholders of DurangoNet, Inc. dated September 3, 1998*
10.8	Stock Purchase Agreement between Internet Ventures and the former stockholder of Oregon Wilderness Delivery Service, Inc. dated September 11, 1998*
10.9	Co-Branding and Marketing Agreement between LookSmart, Ltd. and Internet Ventures dated January 4, 1999*
10.10	Cable Internet Revenue Sharing Agreement between DurangoNet, Inc. dba Frontier Internet, a wholly owned subsidiary of Internet Ventures, and Hermosa Cablevision, Inc. dated May 26, 1999*
10.11	Membership Agreement between iBeam Broadcasting Corporation and Internet Ventures, Inc. dated August 23, 1999*
10.12	Asset Purchase Agreement between Internet Ventures, Inc. and Ronald E. Miller, dba Tomato Web Online, dated September 15, 1999, as amended September 15, 1999*
10.13	Stock Purchase Agreement between Innercite, Inc. and Internet Ventures, Inc., dated September 17, 1999*
10.14	Cable Internet Agreement between Internet Ventures, Inc. and CoxCom, Inc., d/b/a Cox Communications, dated January 14, 1998*
10.15	Letter of Agreement between Eastern Washington University, Davis Communications, Inc., and Optimal Systems Integrators, Inc., dated July 11, 1997*
10.16	Cooperative Agreement between the City of Ashland, by and through its Department of Electric Utilities, Ashland Fiber Network Division and Internet Ventures Oregon, Inc., dated July 9, 1999*
16	Letter from Arthur Andersen LLP dated October 8, 1999*
21	Subsidiaries of the Registrant*

Exhibit Number	Description
23.1	Consent of Stonefield Josephson, Inc.*
23.2	Consent Katten Muchin & Zavis (contained in its opinion filed as Exhibit 5)
24	Power of Attorney (included on signature page)
27	Financial Data Schedule*

*Filed herewith

(1) To be filed by amendment.